82-4518

RECEIVED
2005 SEP 15 P 2:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL



Reports on Operations as at 31th march 2005

MEDIASET



05011237

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

Mediaset Group

Report on Operations in the first quarter of 2005

MEDIASET GROUP

The consolidated financial statements have been translated from those issued in Italy, from the Italian into the English language solely for the convenience of international readers.

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milano

Share capital EUR 614,238,333.28 wholly paid-up

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Web site: www.gruppomediaset.it

CONTENTS

Board Members 1

Summary of figures 3

Report on Operations in the first quarter of 2005 5

Financial and economic results 9

Drafting criteria 9

Economic results 9

Balance sheet and financial position 19

Relationships with related parties 25

Foreseeable developments 26

Transition to the international accounting standards (IAS/IFRS) 27

Reconciliation required by IFRS 1 28

Balance sheet at January 1st, 2004 29

Income statement at December 31st, 2004 33

Balance sheet at December 31st, 2004 37

Income statement at March 31st, 2004 40

Balance sheet at January 1st, 2005 (IAS 32-39) 41

Accounting standards and valuation criteria 45

Auditor's report on the IFRS reconciliations 52

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors	(**)	Franco Amigoni
		Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Bruno Ermolli
		Marco Giordani
	(**)	Alfredo Messina
	(*)	Gina Nieri
	(**)	Roberto Ruozi

Board of Statutory Auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

(**) *Members of the Internal Control Committee*

MEDIASET

MEDIASET GROUP: FINANCIAL HIGHLIGHTS (*)

Main income statement data

2004 full year mio €	%		1st quarter 2005 mio €	%	1st quarter 2004 mio €	%
3,434.0	100%	Consolidated net revenues	931.0	100%	848.2	100%
2,641.8	76.9%	Italy	717.7	77.1%	675.1	79.6%
793.4	23.1%	Spain	213.3	22.9%	173.2	20.4%
1,090.5	100%	Operating Profit	300.9	100%	283.9	100%
795.7	73.0%	Italy	207.8	69.1%	227.0	80.0%
294.9	27.0%	Spain	93.1	30.9%	56.8	20.0%
1,090.5	31.8%	EBIT Mediaset Group	344.0	36.9%	283.9	33.5%
1,046.1	30.5%	EBT and minority interests	343.3	36.9%	283.3	33.4%
549.6	16.0%	Mediaset Group net profit	198.7	21.3%	156.9	18.5%

Main balance sheet/financial data

2004 full year mio €		1st quarter 2005 mio €	1st quarter 2004 mio €
3,039.4	Net invested capital	2,939.8	2,809.2
3,101.4	Total Shareholders' Equity	3,357.6	3,025.1
2,870.3	Group shareholders' Equity	3,085.1	2,804.3
231.1	Minority Shareholders' Equity	272.5	220.8
62.0	Net financial position	417.8	215.9
710.5	Free cash flow (**)	308.4	415.2
1,116.5	Investments	250.6	194.6
271.3	Dividends paid by Mediaset S.p.A.	-	-
120.0	Dividends paid by subsidiaries	-	-

Personnel

2004 full year	%		1st quarter 2005	%	1st quarter 2004	%
5,662	100.0%	Mediaset Group employees (end-of-period)	5,697	100.0%	5,628	100.0%
4,459	78.8%	Italy	4,487	78.8%	4,400	78.2%
1,203	21.2%	Spain	1,210	21.2%	1,228	21.8%
5,638	100.0%	Mediaset Group employees (average)	5,690	100.0%	5,627	100.0%
4,415	78.3%	Italy	4,482	78.8%	4,396	78.1%
1,223	21.7%	Spain	1,207	21.2%	1,231	21.9%

Main indicators

2004 full year		1st quarter 2005	1st quarter 2004
31.8%	Operating profit/Net revenues	32.3%	33.5%
30.1%	Italy	29.0%	33.6%
37.2%	Spain	43.6%	32.8%
31.8%	EBIT/Net revenues	36.9%	33.5%
30.5%	EBT and minority interests/Net revenues	36.9%	33.4%
16.00%	Mediaset Group net profit/Net revenues	21.3%	18.5%
0.47	EPS (euro per share)	0.17	0.13
0.47	diluted EPS (euro per share)	0.17	0.13

(*) IAS/IFRS data

(**) net financial position changes before dividends and equity investments/disinvestments

Report on Operations in the first quarter of 2005

Dear Shareholders,

The Report on the first quarter Operations 2005 of the Group heading your company is the first income statement and balance sheet description drafted in accordance with the International Accounting Standards (**IAS/IFRS**). Starting from 2005, this will be mandatory when preparing the consolidated financial statements of publicly listed European Groups.

The adoption of these standards made it necessary to revise the income statement and balance sheet figures of the periods (December 31st, 2004 and March 31st, 2004) shown in this Report in comparison with the results achieved as of March 31st, 2005.

The **main impact on 2004 results** deriving from the adoption of the new standards, which has been detailed in a section of this Report specifically devoted to the effects of this transition, can be summarised as follows:

- **Consolidated net revenues** went from EUR 3,441.6 million down to EUR **3,434.0** million.
- **EBIT** went from EUR 1,034.2 million up to EUR **1,090.5** million, with an increase of EUR 56.3 million, mainly attributable to the cancellation of EUR 47.8 million for the goodwill amortisation quota generated by Telecinco's consolidation; **operating profitability** went from 30% up to 31.8%.
- The **net profit** of the Group went from EUR 500.2 million up to EUR **549.6** million.
- The **net financial position** as at December 31st, 2004 remained unchanged from the original 2004 financial statements which showed **net liquidity** of EUR 62 million. A consequence of adopting the international accounting standards 32 and 39 starting from January 1st, 2005 was that, when adjusting the opening balance of this year, higher net financial liabilities were recorded for a total amount of EUR 7.4 million deriving from the negative fair value of hedging derivatives existing at that date, with no impact on the actual liquidity of the Group.

The figures referring to the **first quarter 2004** reclassified according to the new accounting standards showed net revenues for EUR 848.2 million (down EUR 2.5 million from the previous figures), EBIT totalling EUR 283.9 million (+ EUR 9.7 million) and a net result for EUR 156.9 million (+ EUR 9.7 million over 2004).

Here follows a summary of the main results achieved by the Mediaset Group as at **March 31st, 2005** compared to the figures revised according to the new standards for the same period of 2004:

- **Consolidated net revenues** amounted to **EUR 931.0 million,** showing a 9.8% increase compared to EUR 848.2 million in the same period of the previous year;

- **EBIT** amounted to **EUR 344.0 million**, showing a 21.2% increase compared to the same period of the previous year, net of amortisation, depreciation and write-downs for EUR 223.5 million (EUR 206.9 million year on year). Net of a non recurring income of EUR 43.1 million obtained through the sale in January of a 1.9% stake in Gestevision Telecinco, EBIT reached EUR 300.9 million (+ EUR 17.0 million over 2004). **Operating profitability** reached 36.9% (32.3% on a like for like basis) compared to 33.5% in the first quarter of 2004;
- **earnings before tax and minority interests** amounted to **EUR 343.3 million,** showing a 21.2% increase compared to EUR 283.3 million in the first quarter of 2004;
- the **net profit of the Group**, net of expected taxes, amounted to **EUR 198.7 million** compared to EUR 156.9 million in the first quarter of 2004;
- the **consolidated net financial position** went from EUR 62.0 million as at December 31st, 2004 up to **EUR 417.8 million** as at March 31st, 2005. In the first quarter of 2005, the **cash generation** which characterises the Group, net of revenues deriving from the sale of the Telecinco stake for EUR 76.6 million and of net expenditure due to the sale of the Albacom stake for EUR 29.3 million, amounted to **EUR 308.4 million** compared to EUR 415.2 million in the first quarter of the previous year.

The results obtained by the Group in the first quarter of the current year reflect the positive start of the television season in both Italy and Spain regarding advertising sales and audience levels

In **Italy, advertising sales on Mediaset networks** totalled **EUR 759.4 million**, 1.5% growth over the same period of the previous year. Although exceeding expectations, the higher growth rate in 2004 was due to Easter being in March in 2005 and to the fact that 2004 was a leap year with one extra day.

In the first quarter of 2005, the **total audience share** of Mediaset networks in the Full Day recorded 10 million 290 thousand TV viewers, a decrease of over 165 thousand TV viewers (-1.6%) year on year.

The evolution in this quarter was substantially in line with 2004 trend and the most significant drop was recorded in March (-3.3%).

Mediaset networks concluded the first quarter of the year totalling a 42.9% share in the Full Day, a 42.5% share in Day Time and a 44.1% share in Prime Time, against 43.6% in Prime Time for RAI, thus confirming the dominant position it held in the same period of 2004.

The results achieved by Mediaset networks are detailed in the table below:

Share individuals - 1st quarter 2005	24 hours	Prime Time	Day Time 7:00-2:00
	22.9%	22.7%	23.6%
	11.3%	11.2%	11.4%
	8.7%	8.6%	9.1%
MEDIASET	**42.9%**	**42.5%**	**44.1%**

During the first quarter of 2005, Mediaset networks obtained extremely positive results in the 15-64 age target, thus confirming their leadership by over four percentage points than RAI

networks in all time brackets. More specifically, noteworthy are the results obtained by Canale 5 and Italia 1 that rank first and third respectively in all time brackets.


45.1
39.7
46.0
41.2
44.7
39.6
24 hours
Day Time
Prime Time
Mediaset
RAI
1ST QUARTER 2005: TARGET 15-64 years

In the first quarter of 2005, the guarantee period had a positive start (excluding *San Remo*'s week): after eight weeks, Mediaset networks are significantly outperforming RAI in all time brackets and are above their broadcasting objectives. In particular, Canale 5 ranked first in all time brackets and Italia 1 achieved the third position both in Prime Time and in the Full Day.


43.9
42.1
43.3
42.5
45.9
41.9
24 hours
Day Time
Prime Time
Mediaset
RAI
SPRING 2005 (at 2nd April 2005)

Considering the results obtained in terms of audience share, total *television costs* recorded a 3.8% increase. This evolution reflects the high in-house production effort made by Mediaset networks as planned for the first part of the year. This effort will progressively be reduced in the remaining part of 2005, thus recording a lower growth rate on an annual basis.

In January *Mediaset Premium* was launched, the *pay per view* offer that can only be accessed through digital terrestrial television and a prepaid card referring to the football matches of the second half of the First Division Italian Football Championship. In the quarter, a total of about 1.6 million prepaid cards were sold whereas the diffusion of digital terrestrial decoders nationwide reached 1.5 million units. As already said in 2004 financial statements, when commenting on the events occurred after closing the year, on March 18th, 2005, the subsidiary company RTI S.p.A. entirely took over (100%) Home Shopping Europe S.p.A.; this transaction which is currently being analysed by the Antitrust Authority aims at enabling Mediaset to obtain frequencies to be used for the creation of a new network based on the digital optical broadcasting of terrestrial television signals all over Italy.

EBIT of ***Italian operations***, including the non recurrent capital gains from the disposal of the 1.9% stake in Telecinco, reached **EUR 248.7 million**, showing a 9.6% increase over the same period of the previous year, while operating profitability went from 33.6% in the first quarter of 2004 up to 34.7% (29.0% on a comparative basis) in the same period of 2005.

In **Spain**, **gross advertising sales** increased by 20.2% in the first quarter over the same period of the previous year, thus recording an extremely positive performance.

The high growth trend of advertising sales reflected the excellent results in terms of **audience share** achieved by **Telecinco,** with a 22.5% share in the peak period, thus confirming its leading position in Spain in the first quarter of 2005 against TVE1 (19.3%) and Antena 3 (21.3%).

TELECINCO	Share Individuals	1st quarter 2005	1st quarter 2004	% Var. vs 2004
24 hours		22.5%	22.1%	0.4%
Prime Time		23.5%	23.9%	-0.4%
Day Time		22.0%	21.4%	0.6%

TELECINCO	Share Commercial Target	1st quarter 2005	1st quarter 2004	% Var. vs 2004
24 hours		24.6%	25.2%	-0.6%
Prime Time		26.2%	28.3%	-2.1%
Day Time		23.9%	23.7%	0.2%

The considerable increase in revenues, combined with a limited growth in overall costs, enabled the **Telecinco Group** to obtain **EBIT** amounting to **EUR 93.1 million** compared to EUR 56.8 million in the same period of 2004.

FINANCIAL AND ECONOMIC RESULTS OF THE MEDIASET GROUP

Drafting criteria

The Report on Operations in the first quarter of 2005, which is not submitted for audit certification by Independent Auditors, was drafted, as already said, in compliance with the assessment and measurement criteria specified in the IAS/IFRS international accounting standards defined by the *International Accounting Standard Board* (IASB) and in compliance with the interpretation principles (IFRIC) adopted by the European Commission according to the procedure included in (EC) regulations no. 1606/2002 of the European Parliament and the European Council on July 19th, 2002.

The accounting standards that were adopted as reference in the Report on Operations in the first quarter of 2005 and that shall be adopted to draft 2005 consolidated financial statements will be further detailed in the section "*Transition to IAS/IFRS international accounting standards*".

The Report on Operations in the first quarter of 2005 was drafted according to CONSOB'S Broadcasters Regulations (CONSOB resolution no. 11971 of May 14th, 1999 and subsequent modifications) and IAS 34 – Interim financial reporting, referring to statements and the minimum information required.

The income statement information presented below refers to the first quarter of 2005, the first quarter of 2004 and December 31st, 2004; the balance sheet information provided refers to March 31st, 2005 and December 31st, 2004. For comparison purposes, the values of the income statement (at March 31st and December 31st, 2004) and balance sheet (at December 31st, 2004) are shown at values adjusted to comply with the new standards. The section "*Transition to IAS/IFRS international accounting standards*" includes reconciliation between the new criteria and the previous accounting standards for these periods, completed with explanatory notes, as specified by IFRS 1.

The Mediaset Group entrusted the task of completely reviewing and checking IFRS preliminary reconciliation statements as at January 1st, 2004, December 31st, 2004 and January 1st, 2005 to the auditing company Deloitte & Touche S.p.A.

The analysis of the income statement and of the consolidated financial and balance sheet situation was also performed – in accordance with that established by IAS 14 on segment reporting – by separately highlighting the contribution to the financial and economic results of the two geographical regions of the Group, Italy and Spain, considered as "primary sectors" and by supplying the most important figures required by business, identified as "secondary sectors".

Economic results

A summary of the Income Statement of the Mediaset Group is set out below in compliance with the minimum contents required by IAS 1 – Presentation of financial statements – with attribution of costs by nature.

This summary includes not only the minimum contents expressly required by IAS 1, but also the interim results which are usually reported, also highlighting the cost and revenue components of EBIT which are generated by the disposal of consolidated stakes that, due to the type of operation and the amount, are to be considered as non recurrent.

Starting from this Report on Operations in the first quarter, the economic result of the period is also presented net of income taxes according to the criteria specified in IAS 34, using the tax rate that will most likely be applicable at the closure of the current fiscal year.

(EUR million)

Mediaset Group: Reclassified income statement summary

2004 full year		1st quarter 2005	1st quarter 2004
3,377.8	Sales of goods and services	922.8	838.2
56.2	Other revenues and income	8.2	10.0
3,434.0	**Total consolidated net revenues**	**931.0**	**848.2**
400.2	Personnel expenses	107.8	99.3
1,065.1	Purchases, services, other costs	298.8	258.2
1,465.3	**Operating costs**	**406.6**	**357.5**
1,968.7	**EBITDA**	**524.4**	**490.7**
878.2	Amortisations, depreciation and write-downs	223.5	206.9
1,090.5	**Operating profit**	**300.9**	**283.9**
-	Gain/(Losses) from Equity disinvestments	43.1	-
1,090.5	**EBIT**	**344.0**	**283.9**
19.9	Financial income/(losses)	0.3	1.5
(64.3)	Income/(expenses) from investments	(1.0)	(2.1)
1,046.1	**EBT**	**343.3**	**283.3**
(393.6)	Income taxes	(112.3)	(106.9)
652.5	**Net profit from ongoing operations**	**231.0**	**176.4**
-	Net profit from discontinuous operations	-	-
(102.9)	Loss/(Profit) pertaining to minority interests	(32.3)	(19.5)
549.6	**Mediaset Group net profit**	**198.7**	**156.9**
0.47	EPS	0.17	0.13
0.47	diluted EPS	0.17	0.13

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

2004 full year		1st quarter 2005	1st quarter 2004
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.7%	Operating costs	43.7%	42.1%
57.3%	EBITDA	56.3%	57.9%
25.6%	Amortisation, depreciation and write-downs	24.0%	24.4%
31.8%	**Operating profit**	**32.3%**	**33.5%**
31.8%	**EBIT**	**36.9%**	**33.5%**
30.5%	**EBT**	**36.9%**	**33.4%**
16.0%	**Mediaset Group net profit**	**21.3%**	**18.5%**
37.6%	Tax rate (EBT %)	32.7%	37.7%

Here follows an analysis of the single Mediaset Group income statement elements. The analysis was carried out by highlighting the economic contribution in terms of operating management arising from television operations separately in the two primary sectors, Italy and Spain.

Analysis of results by geographical area: Italy

Below is the summary of the Income Statement of the Mediaset Group, arising from Italian operations:

(EUR millions)

Italy: Reclassified income statement summary			
2004 full year		**1st quarter 2005**	**1st quarter 2004**
2,591.2	Sales of goods and services	710.6	666.0
50.6	Other revenues and income	7.1	9.1
2,641.8	**Total consolidated net revenues**	**717.7**	**675.1**
332.4	Personnel expenses	91.1	83.3
798.3	Purchases, services, other costs	234.1	198.7
1,130.7	**Operating costs**	**325.2**	**282.0**
1,511.1	**EBITDA**	**392.5**	**393.1**
715.4	Amortisation, depreciation and write-downs	184.7	166.1
795.7	**Operating profit**	**207.8**	**227.0**
	Gains/(Losses) from Equity disinvestments	40.9	-
795.7	**EBIT**	**248.7**	**227.0**
15.4	Financial income/(losses)	(1.0)	0.4
(66.7)	Income/(expenses) from investments	(1.2)	(2.3)
744.4	**EBT**	**246.5**	**225.2**
(306.1)	Income taxes	(82.3)	(89.5)
438.4	**Net profit from ongoing operations**	**164.2**	**135.7**
-	Net profit from discontinuous operations	-	-
(0.1)	Loss/(Profit) pertaining to minority interests	-	-
438.3	**Mediaset Group net profit**	**164.2**	**135.7**

In the table below, the percentage on consolidated net revenues of a few significant components of the income statement are analysed.

2004 full year		**1st quarter 2005**	**1st quarter 2004**
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.8%	Operating costs	45.3%	41.8%
57.2%	EBITDA	54.7%	58.2%
27.1%	Amortisation, depreciation and write-downs	25.7%	24.6%
30.1%	**Operating profit**	**29.0%**	**33.6%**
30.1%	**EBIT**	**34.7%**	**33.6%**
28.2%	**EBT**	**34.3%**	**33.4%**
16.6%	**Mediaset Group net profit**	**22.9%**	**20.1%**
41.1%	Tax rate (EBT %)	33.4%	39.7%

Here follows a description of the contribution to EBIT of Italian operations in the ***businesses*** that have been identified, in accordance to IAS 14, considering their importance and the organisational and business structure of the Group. The businesses identified are:

- ***Free To Air*** commercial television: the Group's traditional core business, it includes the television operations of the three nationwide networks currently broadcast analogically, the activities linked to the non-encrypted proprietary channels broadcast through digital terrestrial technologies (currently Boing) and the operations associated with the

development of a digital terrestrial broadcasting platform and its interactive applications;

- **pay per view** television operations, relating to *Mediaset Premium* that was launched at the beginning of 2005;
- **other ancillary business areas** completing the core business (new media, thematic channels, other advertising concessions, television sales).

(EUR millions)

	FREE TO AIR TV		Pay per View		Other		TOTAL	
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues	667.2	655.9	30.6	-	19.9	19.1	717.7	675.1
Total Revenues %	*93.0%*	*97.2%*	*4.3%*	-	*2.8%*	*2.8%*	*100.0%*	*100.0%*
Operating Costs	293.8	264.5	14.9	-	16.6	17.4	325.2	282.0
EBITDA	**373.4**	**391.4**	**15.7**	-	**3.3**	**1.7**	**392.5**	**393.1**
Amortisation, depreciation and write-downs	155.3	163.8	27.0	-	2.4	2.3	184.7	166.1
EBIT	**218.1**	**227.6**	**(11.3)**	-	**0.9**	**(0.6)**	**207.8**	**227.0**
Revenues %	***32.7%***	***34.7%***	***-36.9%***	-	***4.5%***	***-3.1%***	***29.0%***	***33.6%***

Net revenues

1st quarter 2005	717.7
1st quarter 2004	675.1
% Growth	6.3%

Consolidated net revenues from Italian operations recorded a EUR 42.6 million increase in the first quarter of 2005 over the same period of the previous year.

This change mainly resulted from increased net revenues from pay per view operations, that did not exist in 2004, as shown in the following table:

(EUR millions)

2004 full year		1st quarter 2005	1st quarter 2004
2,869.1	Mediaset Networks gross advertising revenues	759.4	748.5
95.6	Other revenues from television operations	14.2	15.5
(426.0)	Agency discounts	(112.8)	(111.9)
2,538.7	**Analogue Commercial TV**	**660.8**	**652.1**
-	**Digital Multichannel**	**1.0**	-
16.3	**Digital Terrestrial Television (DTT)**	**5.4**	**3.8**
2,555.0	**TOTAL FREE TO AIR TV**	**667.2**	**655.9**
-	**Pay per View**	**30.6**	-
86.7	**Net revenues from non-television operations**	**19.9**	**19.1**
2,641.8	**TOTAL ITALY CONSOLIDATED NET REVENUES**	**717.7**	**675.1**

More specifically, revenues from ***free to air*** television operations can be detailed as follows:

- gross ***advertising revenues*** from **Mediaset networks,** totalling EUR 759.4 million, recorded an increase of EUR 10.9 million, 1.5% up on the same period of the previous year. In particular, the *revenues from the sale of commercials* recorded a 1.8% increase whereas the *revenues from television sales, promotions and sponsorships* were substantially unchanged compared to the same period of the previous year;

- ***other revenues from television operations*** were substantially in line with the revenues in the same period of the previous year, though they recorded a slight decrease totalling EUR 0,8 million;
- ***revenues from digital terrestrial television***, mainly deriving from the Group's activity as *network operator*, recorded a EUR 1.6 million increase.

As for *pay per view* television operations, *Mediaset Premium* was launched in the first quarter of 2005, generating revenues of EUR 7.9 million from the sale of prepaid cards; these revenues were booked by dividing the amounts from sales according to the period of residual validity of the cards. Revenues totalling EUR 22 million deriving from the transfer of *ADSL* use referring to the broadcasting rights of the football matches of the second part of 2005 Italian Football Championship and the 2005-2006 season were recorded in the first quarter.

Revenues from non television operations are substantially unchanged compared to the previous year.

Operating costs

1st quarter 2005	325.2
1st quarter 2004	282.0
% Growth	15.3%

The operating costs of Italian operations showed an increase of EUR 43.2 million over the same period of the previous year. The main items of operating costs are personnel expenses and purchases, services and other costs, which are detailed below.

Personnel expenses

1st quarter 2005	91.1
1st quarter 2004	83.3
% Growth	9.4%

The change in personnel expenses, up EUR 7.8 million over the first quarter of 2004, is mainly due to the increase in average personnel resulting from both the increased production volume required by television operations and the increased costs absorbed by the structure dedicated to *pay per view* television operations, operations that, as already said, did not exist in 2004.

The tables below show the effective and average workforce in the periods considered:

31/12/2004	Number of employees (including temporary staff)	31/03/2005	31/03/2004
313	Managers	311	313
335	Journalists	345	330
682	Middle managers	680	649
3,129	Office workers	3,151	3,108
4,459	**Total**	**4,487**	**4,400**

2004 full year	Average workforce (including temporary staff)	1st quarter 2005	1st quarter 2004
313	Managers	311	314
331	Journalists	341	328
666	Middle managers	680	650
3,105	Office workers	3,150	3,103
4,415	**Total**	**4,482**	**4,396**

Purchases, services and other costs

1st quarter 2005	234.1
1st quarter 2004	198.7
% Growth	17.8%

In total, the item *purchases, services and other costs* showed an increase of EUR 35.4 million in the first quarter of 2005 over the same period of the previous year.

EUR 25.7 million of this variation is attributable to the increase in ***television costs***, mainly caused by the increased production volume deriving from the different scheduling organisation of the three networks compared to the same period of the previous year.
For a better appreciation of the dynamics in television costs referring to analogue networks, it is worth noting that overall television costs, including those elements connected to personnel expenses and amortisation, depreciation and write-downs of television rights and other fixed assets, showed a 3.8% increase over the same period of the previous year.

The residual change is due for an amount of EUR 10.8 million to the costs – which are partially variable costs – for the launch of Mediaset Premium in the first quarter.

EBITDA

1st quarter 2005	392.5
1st quarter 2004	393.1
% Growth	-0.2%

A slight decrease in EBITDA was recorded in the period for an amount of EUR 0.6 million; its percentage impact on revenues went from 58.2% in the first quarter of 2004 down to 54.7% in the same period of 2005.

EBIT – Italian operations

1st quarter 2005	248.7
1st quarter 2004	227.0
% Growth	9.6%

EBIT referring to Italian operations recorded a EUR 19.2 million decrease in the first quarter of 2005 compared to the same period of the previous year. This is attributable not only to the trends we have already commented, but also to the increase in amortisation, depreciation and write-downs for an amount of EUR 18.6 million referring to the encrypted rights of the football matches of the First Division.
As a result of the capital gains totalling EUR 40.9 million due to the disposal of the 1.9% stake held in Telecinco, EBIT referring to Italian operations totalled EUR 248.7 million, showing a EUR 21.7 million increase over the same period of the previous year.
The percentage impact of EBIT on consolidated net revenues went from 33.6% in the first quarter of 2004 up to 34.7% in the same period of 2005.

Analysis of results by geographical area: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecino Group.

(EUR millions)

Spain: Reclassified income statement summary			
2004 full year		**1st quarter 2005**	**1st quarter 2004**
787.8	Sales of goods and services	212.2	172.2
5.6	Other revenues and income	1.1	1.0
793.4	**Total consolidated net revenues**	**213.3**	**173.2**
67.8	Personnel expenses	16.7	16.0
268.0	Purchases, services, other costs	64.7	59.5
335.8	**Operating costs**	**81.4**	**75.5**
457.7	**EBITDA**	**131.9**	**97.7**
162.8	Amortisation, depreciation and write-downs	38.8	40.9
294.9	**Operating profit**	**93.1**	**56.8**
-	Gain/(Losses) from Equity disinvestments	-	-
294.9	**EBIT**	**93.1**	**56.8**
4.5	Financial income/(charges)	1.3	1.1
2.4	Income/(Charges) from investments	0.2	0.2
301.8	**EBT**	**94.6**	**58.1**
(87.5)	Imposte sul reddito	(30.0)	(17.5)
214.2	**Net profit from ongoing operations**	**64.6**	**40.6**
-	Net profit from discontinuous operations	-	-
-	Loss/(Profit) pertaining to minority interests	-	-
214.2	**Mediaset Group net profit**	**64.6**	**40.6**

In the table below, we detail the percentage impact on consolidated net revenues of a few significant items of the income statement referring to Spanish operations.

2004 full year		**1st quarter 2005**	**1st quarter 2004**
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
42.3%	Operating costs	38.2%	43.6%
57.7%	EBITDA	61.8%	56.4%
20.5%	Amortisation, depreciation and write-downs	18.2%	23.6%
37.2%	**EBIT**	**43.6%**	**32.8%**
38.0%	**EBT**	**44.4%**	**33.5%**
27.0%	**Telecinco net profit**	**30.3%**	**23.4%**
29.0%	Tax rate (EBT %)	31.7%	30.1%

Net revenues

Ist quarter 2005	213.3
Ist quarter 2004	173.2
% Growth	23.2%

In the first quarter of 2005, the consolidated net revenues generated by the Telecinco Group increased by EUR 40.1 million over the same period of the previous year.

The table below details the revenues of the Telecinco Group highlighting its most significant items:

(EUR millions)

2004 full year		Ist quarter 2005	Ist quarter 2004
672.5	Revenues from the sale of commercials	179.4	151.2
93.1	Revenues from television sales, promotions and sponsorship	24.3	18.3
765.6	**Gross advertising revenues**	**203.7**	**169.5**
76.1	Other revenues	18.5	14.6
(48.3)	Agency discounts	(8.9)	(10.9)
793.4	**Total Spain consolidated net revenues**	**213.3**	**173.2**

The considerable increase in revenues is mainly due to the performance of ***advertising revenues from television rights*** referring to the sale of advertising space performed as sole agent for Telecinco by Publiespana. This item recorded a 20.2% increase in the period and benefited by the decrease in commissions paid to media centres.

Other revenues from television operations recorded a 26.7% growth over 2004. These were mainly generated by increased revenues from telephone services linked to the main television productions.

Operating costs

Ist quarter 2005	81.4
Ist quarter 2004	75.5
% Growth	7.8%

The operating costs of the Telecinco Group showed an increase totalling EUR 7.0 million over the same period of 2004. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below. For a better appreciation of the economic trend of the period, it is worth noting that the Telecinco Group's *overall costs*, including amortisation, depreciation and write-downs, showed a 3.3% growth in the first quarter of 2005.

Personnel expenses

Ist quarter 2005	16.7
Ist quarter 2004	16.0
% Growth	4.4%

Personnel expenses of the companies belonging to the Telecinco Group showed a EUR 0.7 million increase over the same period of the previous year. The tables below show the evolution of personnel in the Telecinco Group in the periods being analysed.

31/12/2004	Number of employees (including temporary staff)	31/03/2005	31/03/2004
64	Managers	66	67
105	Journalists	107	103
118	Middle managers	119	123
875	Office workers	878	888
41	Industry workers	40	47
1,203	**Total**	**1,210**	**1,228**

2004 full year	Average workforce (including temporary staff)	1st quarter 2005	1° trim. 2004 2004
66	Managers	65	67
104	Journalists	107	103
120	Middle managers	119	122
890	Office workers	875	891
43	Industry workers	41	47
1,223	**Total**	**1,207**	**1,231**

Purchases, services and other costs

1st quarter 2005	64.7
1st quarter 2004	59.5
% Growth	8.7%

Overall costs for purchases, services and other costs recorded a EUR 6.3 million growth over the same period of the previous year.

(EUR millions)

	1st quarter 2005	1st quarter 2004
Commercial costs	1.2	1.1
Schedules operating costs	46.6	42.0
Broadcasting costs	4.6	4.3
Other costs	12.3	12.1
Spain Purchases, services and other costs	**64.7**	**59.5**

This change in **operating costs** in the period is due to both increased variable costs and the more frequent use of in-house produced entertaining programmes compared to the issuing of television rights. In the first quarter of 2005, in-house produced programmes increased and now they account for 81% of television scheduling compared to 78% in the same period of the previous year. The increase in operating costs for in-house production is partly offset by a EUR 1.3 million decrease in amortisation and write-downs referring to television rights.

EBITDA

1st quarter 2005	131.9
1st quarter 2004	97.7
% Growth	35.0%

Following a strong increase in net revenues and the limited increase in costs, EBITDA recorded an increase of EUR 34.2 million in the first quarter of 2005 over the same period of 2004; the percentage impact on consolidated net revenues went from 56.4% in the first quarter of 2004 up to 61.8% in the same period of 2005.

EBIT – Spanish operations

1st quarter 2005	93.1
1st quarter 2004	56.8
% Growth	63.9%

In the first quarter of 2005, EBIT for the Spanish Area reached EUR 93.1 million, with a percentage impact on net revenues totalling 43.6% compared to 32.8% in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

EBIT of the Group

1st quarter 2005	344.0
1st quarter 2004	283.9
% Growth	21.2%

The EBIT of the Group recorded a EUR 60.1 million increase in the first quarter of 2005, of which EUR 43.1 million is attributable to the capital gains deriving from the disposal of the 1.9% stake in Telecinco, on a consolidated basis.

Operating profitability went from 33.5% in the first quarter of 2004 up to 36.9% in the same period of 2005.

Financial income / (losses)

1st quarter 2005	0.3
1st quarter 2004	1.5
Growth in € ml	(1.2)

In the period being analysed, compared to the same period of the previous year, increased financial income was recorded generated by the management of liquidity invested in deposits and securities, considering the increased evaluation charges due to the application of the fair value criterion required by IAS 39 (a standard adopted in 2005) for the identification of hedge derivatives in the financial statements.

Income / (expenses) from investments

1st quarter 2005	(1.0)
1st quarter 2004	(2.1)
Growth in € ml	1.1

The balance of the first quarter of 2005 refers to the evaluation by the equity method of Boing S.p.A., the company which in December 2004, in partnership with *Turner Broadcasting*, launched the children's channel with the same name. The balance of the first quarter of 2004 referred to the equity estimate of the stake held in Albacom S.p.A., disposed of in January 2005.

EBIT

1st quarter 2005	198.7
1st quarter 2004	156.9
% Growth	26.6%

As already said, this item is net of estimated period income taxes. The decrease in the tax rate from 37.7% in the first quarter of 2004 down to 32.7% in the first quarter of 2005 is due to the fact that the capital gains obtained in 2005 from the disposal of the 1.9% stake held in Telecinco were not taxable.

Balance sheet and financial position

Here follows the balance sheet summary of the Mediaset Group for the periods being analysed, with a layout highlighting "current / non current" assets and liabilities.

(EUR millions)

MEDIASET GROUP: Balance Sheet Summary	31/03/2005	31/12/2004
Tangible fixed assets	334.1	341.9
Television rights	2,035.6	1,996.5
Goodwill and differences arising from consolidation	371.9	396.4
Other intangible fixed assets	291.4	280.0
Equity investments	29.4	30.3
Other financial fixed assets	266.9	218.7
Deferred tax assets	255.5	257.2
NON CURRENT ASSETS	**3,584.8**	**3,521.0**
Non current assets available for sale	**-**	**-**
Stocks	21.0	27.3
Trade receivables	943.9	914.4
Other receivables and current assets	248.5	213.9
Current financial assets	60.7	68.9
Cash and cash equivalents	569.3	293.7
CURRENT ASSETS	**1,843.4**	**1,518.2**
TOTAL ASSETS	**5,428.2**	**5,039.2**
Group Shareholders' equity	3,085.1	2,870.3
Shareholders' equity attributable to minority interests	272.5	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,357.6**	**3,101.4**
Employee Termination Indemnity	110.0	108.4
Deferred tax liabilities	78.3	72.8
Financial liabilities and payables	248.9	247.8
Provisions for current risks and charges	75.5	75.9
NON CURRENT LIABILITIES	**512.7**	**504.9**
Non current liabilities available for sale	**-**	**-**
Financial payables	60.0	159.6
Due to suppliers	926.4	908.2
Provisions for risks and charges	75.9	90.0
Due to taxation authorities and other current liabilities	481.3	274.7
Other financial liabilities	14.3	0.4
CURRENT LIABILITIES	**1,557.9**	**1,432.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**5,428.2**	**5,039.2**

Among the changes in the balance sheet during the first quarter of 2005, there is to be noted the decrease in the item "goodwill and consolidation differences" after the disposal of the 1.9% stake held in Telecinco; the increase in the item "other financial liabilities" is due to the application of IAS 39 to the financial statements starting from 2005 with a subsequent change in the fair value of hedge derivatives.

It should also be noted that the calculation of liabilities due to employee termination indemnity as specified by IAS 19 was made by using the corridor method according to which actuarial gains and losses need not be recorded. Therefore, in the first quarter of 2005, actuarial losses of EUR 9.5 million were not booked.

Below the balance sheet situation of the two geographical areas, Italy and Spain, is illustrated separately. It should be noted that the balance sheet situation referring to Italian operations includes the book value of the stake (50.1% at March 31st, 205) held in Gestevision Telecinco in the item "other financial operations". This value is eliminated for consolidation.

(EUR millions)

Balance Sheet Summary (geographical detail)	Italy		Spain	
	31/03/2005	31/12/2004	31/03/2005	31/12/2004
Tangible fixed assets	277.9	283.4	56.2	58.4
Television rights	1,841.9	1,803.9	193.7	192.7
Goodwill and differences arising from consolidation	18.1	18.1	-	-
Other intangible fixed assets	242.6	236.1	48.8	43.8
Equity investments	24.3	25.2	5.1	5.1
Other financial fixed assets	841.6	829.6	2.8	2.4
Deferred tax assets	238.9	240.4	16.6	16.8
NON CURRENT ASSETS	**3,485.3**	**3,436.7**	**323.2**	**319.2**
Non current assets available for sale	-	-	-	-
Stocks	20.8	27.1	0.2	0.2
Trade receivables	783.8	741.2	160.1	173.2
Other receivables and current assets	235.3	203.2	14.9	10.7
Current financial assets	47.2	43.3	13.5	25.6
Cash and cash equivalents	255.8	70.3	313.5	223.4
CURRENT ASSETS	**1,342.9**	**1,085.1**	**502.2**	**433.1**
TOTAL ASSETS	**4,828.2**	**4,521.8**	**825.4**	**752.3**
Group Shareholders' equity	3,037.0	2,856.9	542.3	477.7
Shareholders' equity attributable to minority interests	1.6	1.4	0.4	0.4
TOTAL SHAREHOLDERS' EQUITY	**3,038.6**	**2,858.3**	**542.7**	**478.1**
Employee Termination Indemnity	110.0	108.4	-	-
Deferred tax liabilities	78.3	72.8	-	-
Financial liabilities and payables	243.7	243.7	5.2	4.1
Provisions for current risks and charges	13.0	13.4	62.5	62.5
NON CURRENT LIABILITIES	**445.0**	**438.3**	**67.7**	**66.6**
Non current liabilities available for sale	-	-	-	-
Financial payables	60.0	159.6	-	-
Due to suppliers	833.6	771.3	94.5	137.0
Provisions for risks and charges	60.6	58.4	15.3	31.7
Due to taxation authorities and other current liabilities	376.1	235.9	105.2	38.5
Other financial liabilities	14.3	-	-	0.4
CURRENT LIABILITIES	**1,344.6**	**1,225.2**	**215.0**	**207.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,828.2**	**4,521.8**	**825.4**	**752.3**

In the table below, a summary of the balance sheet situation of the Group is provided as at March 31st, 2005 highlighting the effects deriving from the line-by-line consolidation of shareholdings in the Telecinco Group.

(EUR millions)

Balance Sheet Summary - 31/03/2005	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	1,841.9	193.7	-	2,035.6
Other tangible and intangible fixed assets	538.6	105.0	353.8	997.4
Other non current assets	1,104.8	24.5	(577.5)	551.8
Non current assets	**3,485.3**	**323.2**	**(223.7)**	**3,584.8**
Current assets	**1,342.9**	**502.2**	**(1.7)**	**1,843.4**
TOTAL ASSETS	**4,828.2**	**825.4**	**(225.4)**	**5,428.2**
Group Shareholders' equity	3,037.0	542.3	(494.2)	3,085.1
Shareholders' equity attributable to minority interests	1.6	0.4	270.5	272.5
Shareholders' equity	**3,038.6**	**542.7**	**(223.7)**	**3,357.6**
Non current liabilities	**445.0**	**67.7**	**-**	**512.7**
Current liabilities	**1,344.6**	**215.0**	**(1.7)**	**1,557.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIE	**4,828.2**	**825.4**	**(225.4)**	**5,428.2**

In accordance with IAS 14, the detail of *operations and investments* is set out below by business area in Italy as at March 31st, 2005.

(EUR millions)

Balance Sheet Summary (italian activities detail)	Free TV	Pay per View	Other	Total
Television rights	1,809.0	21.6	11.3	1,841.9
Goodwill/Differences arising from consolidation	8.4		9.7	18.1
Other tangible/intangible fixed assets	461.9	50.3	8.3	520.5
Total fixed assets	**2,279.3**	**71.9**	**29.3**	**2,380.5**
Trade receivables	716.9	38.9	28.0	**783.8**
Stocks	19.3	0.2	1.3	**20.8**
Total assets	**3,015.5**	**111.0**	**58.6**	**3,185.1**
Television rights	194.2		3.5	197.7
Other fixed assets	15.0			15.0
Total investments	**209.2**	**0.0**	**3.5**	**212.7**

Here follows a table showing ***changes in shareholders' equity.*** In compliance with the new international accounting standards, this table highlights the provisions that include the balancing entry of the costs for Stock Option Plans and, with reference to the first quarter of 2005 as a result of the application of IAS 39, the provisions for cash flow hedges that include the adjustments in the fair value of hedge derivatives in *hedge accounting* and provisions for the assessment of assets available for sale.

(EUR millions)

	Share capital	Share premium reserve	Legal reserve	Company's own shares	Other reserves	Reserve for financial assets evaluation	Hedging reserve	Retained earnings (accumulated losses)	Profit (loss) for the period	Total shareholders' equity
Balance at 1/1/2004	**614.2**	**739.7**	**87.2**	**-**	**140.6**	**-**	**-**	**1,010.0**	**-**	**2,591.6**
IAS/IFRS First Time Application adjustments	-	-	-	(21.9)	(5.4)	-	-	16.7	-	(10.6)
IAS balance at 1/1/2004	**614.2**	**739.7**	**87.2**	**(21.9)**	**135.2**	**-**	**-**	**1,026.7**	**-**	**2,581.1**
Allocation of 2003 net profit as per GM resolution of 27/04/2004	-	-	8.8	-	(104.8)	-	-	96.0	-	-
Dividends paid as per GM resolution of 27/04/2004	-	-	-	-	-	-	-	(271.4)	-	(271.4)
Changes in the consolidation area	-	-	-	-	-	-	-	0.2	-	0.2
Stock Option Plans valuation	-	-	-	-	4.5	-	-	-	-	4.5
Profit/(losses) from negotiation of own shares	-	-	-	-	1.7	-	-	-	-	1.7
Purchase/Sale of own shares	-	-	-	4.6	-	-			-	4.6
Profit (loss) for the period	-	-	-	-	-	-	-	-	549.5	549.5
IAS balance at 31/12/2004	**614.2**	**739.7**	**96.0**	**(17.3)**	**36.6**	**-**	**-**	**851.5**	**549.5**	**2,870.3**
IAS 39 adoption effects on opening balance	-	-	-	-	-	(0.7)	(6.1)	3.0	-	(3.7)
Allocation of 2004 net profit as per GM resolution of 29/04/2005	-	-	26.9	-	-	-	-	522.6	(549.5)	-
Stock Option Plans valuation	-	-	-	-	1.2	-	-	-	-	1.2
Financial assets recorded in shareholders' equity valuation	-	-	-	-	-	0.4	1.4	-	-	1.8
Profit/(losses) from negotiation of own sharesù	-	-	-	-	1.7	-	-	-	-	1.7
Purchase/Sale of own shares	-	-	-	15.1		-	-	-	-	15.1
Profit/(loss) for the period	-	-	-	-	-	-	-	-	198.7	198.7
IAS balance at 31/03/2005	**614.2**	**739.7**	**122.9**	**(2.2)**	**39.5**	**(0.3)**	**(4.7)**	**1,377.1**	**198.7**	**3,085.1**

Net financial position

At March 31st, 2005, the net financial position of the Group, whose main items are shown in the table below, recorded + **EUR 417.8 million** as a result of net liquidity referring to Italian operations for EUR 95.6 million and net liquidity referring to the Telecinco Group for EUR 322.2 million.

(EUR millions)

31/12/2004		31/03/2005	31/03/2004
293.7	Cash and cash equivalents	569.3	525.8
67.4	Short term securities and other current financial assets	60.1	88.4
108.8	Non current financial assets	109.5	105.4
469.9	**Total financial assets**	**738.9**	**719.6**
(164.4)	Financial payables	(60.0)	(252.9)
(240.1)	Other non current financial liabilities	(240.1)	(240.1)
	Due to other companies		
-	Factoring companies	-	-
(3.4)	Leasing companies	(3.4)	(4.0)
-	Other	(17.6)	(6.7)
(407.9)	**Total financial liabilities**	**(321.1)**	**(503.7)**
62.0	**Net financial position**	**417.8**	**215.9**

In the first quarter of 2005, the Group's typical **cash generation**, net of revenues deriving from the disposal of the Telecinco stake for EUR 76.6 million and net expenditure due to the disposal of the Albacom stake for EUR 29.3 million, amounted to **EUR 308.4 million** (EUR 415.2 million in the first quarter of the previous year).

More specifically, the cash generation from Italian operations totalled EUR 230.5 million (EUR 356.3 million in the same period of the previous year) while the cash generation from Spanish operations recorded EUR 77.9 million (EUR 58.9 million in the same period of the previous year).

Below are the tables of the consolidated ***cash flow statement*** by geographical area, presented according to the indirect method as specified by IAS 7, showing the main reasons for change in *liquid funds and equivalents* in the periods under investigation.

(EUR millions)

Consolidated cash flow statement	1st quarter 2005	1st quarter 2004
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	**299.9**	**281.8**
+ Depreciation and amortisation	223.5	206.9
+ Other provisions and non-cash movements	1.7	2.3
+ Change in working capital	(9.6)	123.0
- Interest paid/cashed-in	2.9	(1.7)
- Tax paid	-	-
Net cash flow from operating activities [A]	**518.4**	**612.3**
CASH FLOW FROM INVESTING ACTIVITIES:		
Cash-in for fixed assets sales	0.4	1.1
Cash-in for equity investments sales	76.6	-
Investments in television rights	(235.0)	(182.7)
(Increase)/Decrease in advances for television rights	(15.2)	14.7
Investments in other fixed assets	(15.6)	(11.9)
Equity investments	-	-
(Increase)/Decrease in other financial assets	12.1	0.3
Cash-in/Payments for loans granted to other companies	(29.3)	-
Cashed-in dividends	-	-
Net cash flow from investing activities [B]	**(206.0)**	**(178.5)**
CASH FLOW FROM FINANCING ACTIVITIES		
Share capital issues	-	-
Change in own shares	15.1	(15.0)
Financial liabilities net variation	(47.3)	(210.7)
Dividends paid	-	-
Other financiali assets/liabilities variations	(6.7)	-
Interests cashed-in/paid	2.1	-
Net cash flow from financing activities [C]	**(36.8)**	**(225.7)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**275.6**	**208.1**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]	**293.7**	**318.5**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**569.3**	**526.6**

(EUR millions)

Cash flow statement (geographical detail)	Italy		Spain	
	1st quarter 2005	1st quarter 2004	1st quarter 2005	1st quarter 2004
Net cash flow from operating activities[A]	**398.0**	**505.4**	**120.4**	**106.9**
<u>**Investing activities**</u>				
Equity investments/disinvestments	76.6	-	-	-
Investments in television rights	(197.7)	(125.7)	(37.3)	(57.0)
(Increase)/Decrease in advances for television rights	(10.0)	5.0	(5.2)	9.7
Investments in other fixed assets	(15.0)	(10.5)	(0.6)	(1.4)
Other disinvestments	-	0.4	0.4	0.7
(Increases)/decreases in other financial assets	-	(22.1)	12.1	22.4
Cash-in/Payments for loans granted to other companies	(29.3)	-	-	-
Cashed-in dividends	-	-	-	-
Net cash flow from investing activities [B]	**(175.4)**	**(152.9)**	**(30.6)**	**(25.6)**
Net cash flow from financing activities [C]	**(37.1)**	**(226.5)**	**0.3**	**0.8**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**185.5**	**126.0**	**90.1**	**82.1**
<u>**CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD [E]**</u>	**70.3**	**96.6**	**223.4**	**221.9**
<u>**CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]**</u>	**255.8**	**222.6**	**313.5**	**304.0**

RELATIONSHIPS WITH RELATED PARTIES

Below are the main investment and economic relationships which took place in the first quarter of 2005 with "*related parties*", in accordance with CONSOB communication no. DEM 2064231 dated September 30th, 2002 and in compliance with IAS 24.

	Financial receivables	Trade and other receivables	Trade and other payables	Revenues	Costs	Financial income/(charges)
Parent company						
Fininvest S.p.A.	-	34.4	98.6	0.2	1.4	-
Associated companies						
Alba Servizi Aerotrasporti S.p.A.	-	0.0	0.9	0.0	1.3	-
Arnoldo Mondadori Editore S.p.A.	-	11.4	0.7	13.6	0.0	-
Banca Mediolanum S.p.A.	-	2.0	-	1.5	-	-
Il Teatro Manzoni S.p.A.	-	0.0	0.0	-	0.1	-
Mediolanum Vita S.p.A.	-	-	0.0	-	-	0.0
Medusa Film S.p.A.	-	0.4	116.3	0.2	-	-
Medusa Cinema S.p.A.	-	0.0	-	0.0	-	-
Medusa Video S.r.l.	-	0.2	0.1	0.0	0.0	-
Milan A.C. S.p.A.	-	2.0	6.5	0.0	2.2	-
Pagine Italia S.p.A.	-	0.2	0.0	0.0	0.3	-
Servizi Milan S.r.l.	-	-	0.0	-	-	-
Quinta Communiation S.A.	-	-	7.0	-	-	-
Altre	-	1.5	2.3	0.6	1.0	-
Total parent company and associated	**-**	**52.1**	**232.4**	**16.2**	**6.4**	**0.0**
Joint control companies						
BOING S.p.A.	-	0.7	0.7	0.5	0.4	(0.0)
Fascino P.G.T.	-	0.1	7.7	0.0	13.5	-
Press TV S.p.A.	-	0.0	0.5	0.0	0.5	-
Titanus Elios S.p.A.	-	-	-	-	1.5	-
Mediavivere S.r.l.	-	0.7	10.2	0.5	6.1	-
Europortal Jumpy España S.A.	-	0.8	0.2	0.0	0.1	-
Premiere Megaplex S.A.	1.7	0.0	-	-	-	-
Affiliates companies			-			
Auditel S.r.l.	-	-	-	-	1.2	-
Aprok Imagen S.L.	-	0.0	0.8	0.0	0.5	-
Canal Factoria de Fiction S.A.	-	0.6	0.4	0.2	0.2	-
Publieci Television S.A.	-	0.5	-	0.4	-	-
Consorzio Campus Multimedia In-Formazione	-	0.1	-	0.0	0.0	-
Total joint control and affiliates	**1.7**	**3.4**	**20.5**	**1.7**	**24.1**	**(0.0)**
Other related parties	**-**	**-**	**0.2**	**-**	**0.3**	**-**
TOTAL	**1.7**	**55.5**	**253.2**	**18.0**	**30.8**	**0.0**

In accordance with CONSOB communications no. 97001574 of February 20th, 1997 and 98015375 of February 27th, 1998 and in compliance with the international accounting standard IAS 24, we inform you that the commercial relationships with the Fininvest Group as set out in the table above were subject to normal market conditions.

We point out that revenues from other companies belonging to the Fininvest Group and Mediolanum Group mainly regarded the sale of television advertising spaces.

The item *payables* due with respect to Fininvest S.p.A., includes payables of EUR 97.0 million for IRES of the companies belonging to the Mediaset Group that joined the "Fininvest tax consolidation" by means of an agreement entered into on December 27th, 2004. Similarly, the item *receivables* includes receivables for IRES for an amount of EUR 32.5 million.

Relationships with *other related parties* refer to consulting relationships, EUR 0.1 million of which with Sinergetica S.r.l., a company belonging to a director of Mediaset S.p.A. and EUR 0,2 million with the firm of lawyer Aldo Bonomo, a firm belonging to the Chairman of Fininvest S.p.A.

It should also be noted that, in the first quarter of 2005, the Mediaset Group purchased television rights from Medusa Film S.p.A. (a company of the Fininvest Group) for EUR 6.1 million. Among the agreements finalised with Medusa Film S.p.A., there are agreements that had been previously classified as advances for EUR 6.6 million and new advances were paid for EUR 6,2 million.

Lastly, we point out that Mediaset S.p.A. holds a stake, equal to 19.92%, in the capital managed by the SICAV (open-end investment company) ABS Finance Fund, a Luxemburg fund which is 64.9% controlled by Mondadori International S.A., a company belonging to the Mondadori Group, and 15.18% controlled by Trefinance S.A., a subsidiary company of Fininvest S.p.A.

FORESEEABLE DEVELOPMENTS

- Mediaset networks confirmed their leadership in Italy in spring both in the Full day with a 43.5% audience share and in Prime Time with a 45.3% audience share. Publitalia's advertising sales on Mediaset networks in the first four months of the year recorded a 3.6% increase thanks to the growth achieved in April totalling about 10% over the same period of 2004.
- In Spain, Telecinco confirmed its leadership in terms of audience share in the first four months of 2005 recording an average 22.5% share in the Full Day and a 23.6% share in Prime Time. Publiespana's advertising sales for Telecinco maintained a two digit growth pace also in the first four months of 2005.
- On an annual basis, the growing objectives in terms of advertising sales both in Italy and Spain and the maintaining of efficiency objectives both in television costs and investment in rights should enable the Group to sustain high operating profitability and improve the cash generation recorded in 2004.

TRANSITION TO THE INTERNATIONAL ACCOUNTING STANDARDS (IAS/IFRS)

After the enforcement of the (EC) Regulation no. 1606/2002 issued by the European Parliament and the European Council in July 2002, starting from 2005 the companies whose shares are negotiated in a regulated market of the Member States of the European Union shall draft their consolidated financial statements in compliance with the international accounting standards (IAS / IFRS) issued by the International Accounting Standard Board (IASB) and approved by the EU.

The Mediaset Group adopted these standards in preparing its consolidated financial statements starting from January 1st, 2005.

These notes specify:

- The **reconciliation** and related explanatory notes as **established in IFRS 1** – *First-time adoption of IFRS* – of the shareholder's equity and the consolidated EBIT according to the previous principles (Italian accounting standards) and the new standards:
    - at the date of transition (1st January 2004). corresponding to the beginning of the first period compared;
    - for the previous periods presented for comparative purposes, that is, December 31st, 2004 and March 31st, 2004;
    - at January 1st, 2005 in order to show the effects on equity balance deriving from the adoption of IAS 32 and 39 starting from that date;
- the reference international **accounting standards** and the criteria adopted by the Group from January 1st, 2005 which are planned to be applied in the preparation of 2005 consolidated financial statements.

The Mediaset Group entrusted the task of a complete review to check IFRS preliminary reconciliation tables as at January 1st, 2004, December 31st, 2004 and January 1st, 2005, to the auditing company Deloitte & Touche S.p.A.

It should be noted that the figures presented in the reconciliation tables below may change as a consequence of the future orientation of the European Commission on IFRS homologation or as a result of new statements by IASB or IFRIC by December 31st, 2005.

We also point out that since IFRS preliminary reconciliation tables are now prepared only to ensure the transition in drafting the first consolidated financial statements of the Group as at December 31st, 2005 according to the IFRS approved by the European Commission, they come without the comparative tables and information or without the relevant explanatory notes that would be necessary for a truthful and correct presentation of the income statement and balance sheet situation and of the consolidated economic result of the Mediaset Group in accordance with IFRS standards. More information will be provided when preparing the first consolidated financial statements at December 31st, 2005.

RECONCILIATION REQUIRED BY IFRS 1

As required by IFRS 1, at the date of transition to the new standards (January 1st, 2004), a consolidated balance-sheet was drafted in which:

- only the assets and liabilities that are recorded according to the new standards were included;
- assets and liabilities were booked in the values they would have had if the new standards had been retrospectively applied;
- the items were reclassified that were previously recorded in financial statements according to criteria different from those specified in IFRS.

The impact of the adjustment to the new accounting standards of the opening balance of assets and liabilities was booked in shareholders' equity and liabilities, in a specific reserve for retained earnings net of the tax effect which is recorded in the deferred tax reserve or in the assets from advanced taxes.

In first-time adoption, in order to redraft the balance sheet at the date of transition to the new accounting standards, a few preliminary choices had to be made among the **optional exemptions specified by IFRS 1.**

The main options adopted by the Mediaset Group referred to:

- the application, starting from January 1st, 2005 with no comparative figures with 2004, of the IAS 32 and 39 accounting standards referring to the classification, evaluation and assessment of financial assets and liabilities;
- the company merging operations that occurred before the date of transition were not submitted to retrospective review, that is, to the recalculation of the current value of assets and liabilities referring to the moment when they were purchased by the Group;
- historical cost (as an alternative to fair value) was maintained as an assessment criterion for tangible and intangible fixed assets after their initial recording;
- post-employment benefits: the "corridor method" was adopted. It makes it possible to defer the booking of actuarial profits and losses starting from January 1st, 2004, only for an amount above a pre-established threshold.

Effects on the Balance Sheet at January 1st, 2004 deriving from the adoption of IFRS

Here follows a summary of the consolidated balance sheet at the date of transition reclassified according to the criterion that requires a distinction between "current and non current" assets and liabilities.

Balance sheet at January 1st, 2004 *EUR million*	**According to Italian standards**	Reclassifications	IAS/IFRS adjustments	**Effects of transition to IAS/IFRS**	**IAS/IFRS**
Tangible fixed assets	313.2	7.9	-0.6	7.3	320.5
Television rights	1,987.6	9.5	-0.2	9.3	1,996.9
Goodwill and differences arising from consolidation	318.3	-	-	-	318.3
Other intangible fixed assets	167.9	-17.4	-4.9	-22.3	145.6
Equity investments	21.1	-	0.4	0.4	21.6
Other financial assets	221.0	-	-	-	221.0
Deferred tax assets	174.7	82.1	21.1	103.3	278.0
NON CURRENT ASSETS	**3,203.9**	**82.1**	**15.8**	**97.9**	**3,301.8**
Non current assets available for sale	-	-	-	-	-
Stocks	17.3	-	0.4	0.4	17.7
Trade receivables	817.0	-	-1.3	-1.3	815.7
Other receivables and current assets	234.2	-2.7	-	-2.7	231.4
Current financial assets	106.2	-21.9	-	-21.9	84.3
Cash and cash equivalents	318.5	-	-	-	318.5
CURRENT ASSETS	**1,493.0**	**-24.6**	**-0.8**	**-25.5**	**1,467.6**
TOTAL ASSETS	**4,696.9**	**57.5**	**15.0**	**72.5**	**4,769.4**
Share capital	614.2	-	-	-	614.2
Share premium reserve	739.7				739.7
Other reserves	227.8	-	-5.4	-5.4	222.5
Own shares	-	-21.9	-	-21.9	-21.9
Results for previous years	1,009.9	-	-	-	1,009.9
Profit / (loss) carried forward	-	-	16.7	16.7	16.7
Group Shareholders' Equity	**2,591.6**	**-21.9**	**11.4**	**-10.5**	**2,581.1**
Shareholders' equity attributable to minority interests	240.9	-	7.4	7.4	248.4
TOTAL SHAREHOLDERS' EQUITY	**2,832.6**	**-21.9**	**18.8**	**-3.1**	**2,829.5**
Employee Termination Indemnity	106.9	-	-2.9	-2.9	104.0
Deferred tax lliabilities	-	79.4	8.8	88.2	88.2
Payables and financial liabilities	308.6	-	-0.4	-0.4	308.2
Provisions for risks and charges	59.6	-	-1.7	-1.7	57.9
NON CURRENT LIABILITIES	**475.1**	**79.4**	**3.8**	**83.2**	**558.3**
Non current liabilities available for sale	-	-	-	-	-
Due to banks	400.1	-	-	-	400.1
Due to suppliers	778.3	-	2.5	2.5	780.9
Provisions for risks and charges	62.1	-	-8.9	-8.9	53.2
Other financial liabilities	2.2	-	-	-	2.2
Other current liabilities	146.5	-	-1.2	-1.2	145.3
CURRENT LIABILITIES	**1,389.2**	**-**	**-7.6**	**-7.6**	**1,381.6**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,696.9**	**57.5**	**15.0**	**72.5**	**4,769.4**

The main items reclassified referred to the separation of assets from advanced taxes and liabilities due to deferred taxes, to the entry of own shares to reduce the shareholders' equity and to advances in the item television rights of the Telecinco Group in order to take into account the recognition criteria of rights in accordance with that specified in IAS 38.

In the table below the main adjustments are highlighted:

Balance sheet at January 1st, 2004 *Eur million*	According to Italian standards	1 Reclassifications	2 IAS 38 Intangible assets	3 IAS 16 Buildings, plants and machinery	4 IAS 18 Revenues	5 IFRS 2 Stock Options	6 IAS 19 Employee benefits	7 IAS 37/38 m/l term liabilities Provisions for risk	8 IAS 20 Government grants	9 Other	Effects of transition to IAS/IFRS	IAS/IFRS
Tangible fixed assets	313.2	7.9	-0.2	-0.4							7.3	320.5
Television rights	1,987.6	9.5	3.6					-3.8			9.3	1,996.9
Goodwill and differences arising from consolidation	318.3										-	318.3
Other intangible fixed assets	167.9	-17.4	-4.3							-0.5	-22.3	145.6
Equity investments	21.1									0.4	0.4	21.6
Other financial assets	221.0										-	221.0
Deferred tax assets	174.7	82.1	1.1	1.2			2.0	1.1	0.5	15.3	103.3	278.0
NON CURRENT ASSETS	**3,203.9**	**82.1**	**0.1**	**0.7**	**-**	**-**	**2.0**	**-2.7**	**0.5**	**15.2**	**97.9**	**3,301.8**
Non current assets available for sale	-										-	-
Stocks	17.3									0.4	0.4	17.7
Trade receivables	817.0									-1.3	-1.3	815.7
Other receivables and current assets	234.2	-2.7									-2.7	231.4
Current financial assets	106.2	-21.9									-21.9	84.3
Cash and cash equivalents	318.5										-	318.5
CURRENT ASSETS	**1,493.0**	**-24.6**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-0.8**	**-25.5**	**1,467.6**
TOTAL ASSETS	**4,696.9**	**57.5**	**0.1**	**0.7**	**-**	**-**	**2.0**	**-2.7**	**0.5**	**14.4**	**72.5**	**4,769.4**
Share capital	614.2										-	614.2
Share premium reserve	739.7										-	739.7
Other reserves	227.8			0.7		2.9			-8.9		-5.4	222.5
Own shares	-	-21.9									-21.9	-21.9
Results for previous years	1,009.9										-	1,009.9
Profit / (loss) carried forward	-		-3.5	-0.9	5.3	-2.9	-1.9	-0.7	8.1	13.3	16.7	16.7
Group Shareholders' equity	**2,591.6**	**-21.9**	**-3.5**	**-0.2**	**5.3**	**-**	**-1.9**	**-0.7**	**-0.8**	**13.3**	**-10.5**	**2,581.1**
Shareholders' equity attributable to minority interests	240.9									7.4	7.4	248.4
TOTAL SHAREHOLDERS' EQUITY	**2,832.6**	**-21.9**	**-3.5**	**-0.2**	**5.3**	**-**	**-1.9**	**-0.7**	**-0.8**	**20.7**	**-3.1**	**2,829.5**
Employee Termination Indemnity	106.9						-2.9				-2.9	104.0
Deferred tax liabilities	-	79.4		1.0	3.1		1.1	0.6		3.0	88.2	88.2
Financial liabilities and payables	308.6									-0.4	-0.4	308.2
Provisions for risks and charges	59.6							-1.7			-1.7	57.9
NON CURRENT LIABILITIES	**475.1**	**79.4**	**-**	**1.0**	**3.1**	**-**	**-1.9**	**-1.1**	**-**	**2.6**	**83.2**	**558.3**
Non current liabilities available for sale	-										-	-
Due to banks	400.1										-	400.1
Due to suppliers	778.3		3.6					-1.0		-0.1	2.5	780.9
Provisions for risks and charges	62.1									-8.9	-8.9	53.2
Other financial liabilities	2.2										-	2.2
Other current liabilities	146.5				-8.4		5.8	0.1	1.3		-1.2	145.2
CURRENT LIABILITIES	**1,389.2**	**-**	**3.6**	**-**	**-8.4**	**-**	**5.8**	**-0.9**	**1.3**	**-9.0**	**-7.6**	**1,381.6**
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	**4,696.9**	**57.5**	**0.1**	**0.7**	**-**	**-**	**2.0**	**-2.7**	**0.5**	**14.4**	**72.5**	**4,769.4**

The table below and the subsequent explanatory notes make a summary, separately by geographical area, of the main changes (presented whenever net of tax effects) that occurred at the date of transition in the consolidated shareholder's equity and liabilities of the Group, by specifying the adjustments already highlighted in the table above by type and number.

Reconciliation table of shareholders' equity & liabilities of the Group January 1st, 2004	Italy	Spain	Consolidation eliminations / adjustments	**Group**
Shar. equity & liabilities as per Italian standards	**2,567.2**	**498.2**	**-473.8**	**2,591.6**
1. Reclassifications	-21.9	0.0		-21.9
2. Intangible fixed assets	-3.5	0.0		-3.5
3. Tangible fixed assets	-0.2	0.0		-0.2
4. Different criterion for revenue recognition	5.3	0.0		5.3
5. Share-based payments - Stock Options	0.0	0.0		0.0
6. Employee benefits	-1.9	0.0		-1.9
7. Discounting for payables and provisions for medium and long term risks	-0.7	0.0		-0.7
8. Government grants	-0.8	0.0		-0.8
9. Other	5.2	15.5	-7.4	13.3
Total IAS/IFRS adjustments	**-18.6**	**15.5**	**-7.4**	**-10.5**
Shareholders' equity and liabilities as per IAS/IFRS	**2,548.7**	**513.7**	**-481.2**	**2,581.1**

1. **Reclassifications (IAS 1):** own shares that used to be booked as current assets were reclassified and deducted from the shareholders' equity.

2. **Intangible assets (IAS 38):** a few types of multiyear costs (start-up and expansion costs, research and advertising costs, development costs for in-house produced brands and Web site development costs) can no longer be capitalised; the net book values at the date of transition were therefore reversed and results carried forward;

3. **Tangible assets (IAS 16):** the value of buildings was recalculated with a net positive effect of EUR 1.6 million by eliminating the portion which could no longer be amortised, attributed to land after the transition (land was originally purchased together with buildings); furthermore, the residual value of revalorised buildings (in compliance with law 413 of 1991) was eliminated for an amount of EUR 3.1 million, since this amount was due to a revaluation which could not be maintained for lack of evidence on its fair value.

4. **Revenue recognition (IAS 18):** the revenues deriving from the transfer of rights limited in time cannot be deferred throughout the duration of the use licence and they are recognised when transferred; therefore, at the date of transition, the deferred revenues to that date are recognised in the opening shareholders' equity;

5. **Share-based payments - Stock Options (IFRS 2):** the Stock Option Plan attributed in 2003 and not yet accrued at January 1st, 2005, was booked at the fair value of the rights granted at the grant date. The cost thus identified was distributed throughout the vesting period (2003-2005), that is, the period in which all the "non market" conditions are satisfied to which the exercise of the right is submitted (corporate performance and employee staying with the company). This generated a decrease in the result carried forward of EUR 2.9 million. The cost of the equity settled plan is offset by a special reserve recorded in the shareholders' equity and liabilities.

6. **Employee benefits (IAS 19):** as far as post-employment benefits are concerned, the recalculation of liabilities due to employees as employee termination indemnity through the actuarial method had a positive effect on profits carried forward for EUR 2.2 million. As for current benefits, the different accrual criterion of certain personnel expense items had a negative impact on profits carried forward for EUR 4.1 million.

7. **Discounting of payables and provisions for medium and long term risks (IAS 37/38):** the discounting of provisions for risks with expected financial expenditure after the end of the year caused increased profits carried forward for EUR 1.1 million; the value of multi-year licences referring to television rights were recalculated as well as payables originally recorded at a value that incorporated an implicit interest rate with an impact on profits carried forward for minus EUR 1.8 million.

8. **Public grants (IAS 20):** grants should have been booked as profits in the same period of life of financed assets; therefore, the reserve amounting to EUR 8.9 million for grants received was reversed thus originating profits carried forward for EUR 8.1 million.

9. **Other changes:** these are due, as far as Italian operations are concerned, to the elimination of provisions for risks due to possible losses from Stock Option Plans not covered and, as far as Spanish operations are concerned, to the recognition of assets for advanced taxes in accordance with IAS 12 for EUR 15.3 million.

It should be noted that the effects on the result carried forward (net of deferred taxes) deriving from the difference in the criteria of recognition and assessment of assets and liabilities amounted to plus EUR 16.7 million (EUR 8.7 million of which referring to Italian operations); the effect of other adjustments is compensated in other equity reserves for minus EUR 5.4 million.

2004 Income Statement

Here follows the reconciliation of 2004 Income Statement:

Income statement 2004 *EUR million*	**According to Italian standards**	Reclassific.	IAS/IFRS adjustments	**Effects of transition to IAS/IFRS**	**IAS/IFRS**
Consolidated net revenues	**3,441.6**	**2.8**	**-10.3**	**-7.6**	**3,434.0**
Personnel expenses	-402.5	2.8	-0.5	2.3	-400.2
Operating costs	-1,064.6	-11.0	10.4	-0.5	-1,065.1
Operating costs	**-1,467.1**	**-8.1**	**10.0**	**1.8**	**-1,465.3**
EBITDA	**1,974.5**	**-5.3**	**-0.4**	**-5.8**	**1,968.7**
Amortisation, depreciation and write-downs	-892.5	4.9	9.5	14.3	-878.2
EBIT before Telecinco goodwill amortisation	**1,082.0**	**-0.5**	**9.1**	**8.5**	**1,090.5**
Amortis. differences arising from Telecinco consolidati(	-47.8		47.8	47.8	-
EBIT	**1,034.2**	**-0.5**	**56.9**	**56.3**	**1,090.5**
Financial income / (losses)	27.3	-0.8	-6.6	-7.4	19.9
Income / (expenses) from equity investments	-67.2	1.9	1.0	2.9	-64.3
Extraordinary income / (charges)	0.6	-0.6	-	-0.6	0.0
Profit before taxation	**994.9**	**-**	**51.3**	**51.2**	**1,046.1**
Income taxes	-390.9	-	-2.7	-2.7	-393.6
Net profit from ongoing operations	**604.0**	**-**	**48.6**	**48.5**	**652.5**
Net profit from discontinuous operations	-	-	-	-	-
Net profit	**604.0**	**-**	**48.6**	**48.5**	**652.5**
Loss / (profit) pertaining to minority interests	-103.7		0.8	0.8	-102.9
Net profit pertaining to the Group	**500.2**	**-**	**49.4**	**49.3**	**549.6**

The main reclassifications were made in order to present the positive and negative elements recorded as extraordinary charges and income according to previous criteria distributed on the lines of the income statement.

As a consequence of adjustments made, as analysed in the tables below, ***consolidated net revenues*** went from EUR 3441.6 down to EUR 3434 million, ***EBIT*** went from EUR 1034.1 up to EUR 1090.5 million, mainly due to the elimination of goodwill amortisation, whereas ***EBIT*** of the Group went from EUR 500.2 up to EUR 549.6 million.

The table below shows the main reclassifications and adjustments made:

Income statement 2004 *EUR million*	**According to Italian standards**	1 Reclassif.	2 Multi-year costs	3 Goodwill	4 Revenues	5 Stock Options	6 Employee benefits	7 Liabilities / Provisions	8 Other	**Effects of transition to IAS/IFRS**	**IAS/IFRS**
Revenues	3,441.6	2.8			-10.4				0.1	-7.6	3,434.0
Personnel expenses	-402.5	2.8				-4.6	4.1			2.3	-400.2
Operating costs	-1,064.6	-11.0	-1.2		11.7				-0.0	-0.5	-1,065.2
EBITDA	**1,974.5**	**-5.4**	**-1.2**	**-**	**1.2**	**-4.6**	**4.1**	**-**	**0.1**	**-5.8**	**1,968.6**
Amortisation, depreciation and write-downs	-892.5	4.9	2.5	5.5				1.0	0.5	14.4	-878.2
EBIT before Telecinco goodwill amortisation	**1,082.0**	**-0.5**	**1.3**	**5.5**	**1.2**	**-4.6**	**4.1**	**1.0**	**0.5**	**8.6**	**1,090.5**
Amort. differences arising from Telecinco consolidation	-47.8			47.8						47.8	-
EBIT	**1,034.2**	**-0.5**	**1.3**	**53.3**	**1.2**	**-4.6**	**4.1**	**1.0**	**0.5**	**56.4**	**1,090.5**
Financial income / (charges)	27.3	-0.8					-2.3	-2.5	-1.8	-7.5	19.9
Income / (expenses) from equity investments	-67.2	1.9		1.0					0.0	2.9	-64.3
Extraordinary income / (charges)	0.6	-0.6								-0.6	-
Profit before taxation	**994.9**	**0.0**	**1.3**	**54.3**	**1.2**	**-4.6**	**1.8**	**-1.6**	**-1.3**	**51.2**	**1,046.0**
Income taxes	-390.9								-2.8	-2.8	-393.6
Net profit from ongoing operations	**604.0**	**0.0**	**1.3**	**54.3**	**1.2**	**-4.6**	**1.8**	**-1.6**	**-4.0**	**48.5**	**652.4**
Net profit from discontinuous operations										-	-
Net profit	**604.0**	**0.0**	**1.3**	**54.3**	**1.2**	**-4.6**	**1.8**	**-1.6**	**-4.0**	**48.5**	**652.4**
Loss / (profit) pertaining to minority interests	-103.7								0.8	0.8	-102.9
Net profit pertaining to the Group	**500.2**	**0.0**	**1.3**	**54.3**	**1.2**	**-4.6**	**1.8**	**-1.6**	**-3.2**	**49.3**	**549.6**

The table below and the subsequent explanatory notes make a summary, separately by geographical area, of the main changes that occurred at the date of transition in the consolidated net result of the Group, referring by number and type to the adjustments already highlighted in the table above. We point out that the tax effects produced by adjustments are included in the item "Other".

Reconciliation table of net profit for the year 2004	Italy	Spain	Consolidation eliminations / adjustments	Group
Net profit as per Italian standards	**435.9**	**215.9**	**-151.6**	**500.2**
1. Reclassifications				0.0
2. Costs that cannot be capitalised	1.3			1.3
3 Goodwill	6.5		47.8	54.3
4. Criterion of revenue recognition	1.2			1.2
5. Share-based payments - Stock Options	-4.6			-4.6
6. Employee benefits	1.8			1.8
7. Discounting of payables and provisions				0.0
for medium - long term risks	-1.6	-0.2		-1.7
8. Other	-2.3	-1.6	0.8	-3.0
Total IAS/IFRS adjustments	**2.4**	**-1.7**	**48.6**	**49.3**
Net profit as per IAS/IFRS	**438.3**	**214.2**	**-103.0**	**549.5**

Below the main changes which occurred in the main items of 2004 income statement are set out, referring by number and type to the adjustments previously specified:

Revenues

1. Reclassifications (IAS1): extraordinary income was reclassified for EUR 2.8 million, since it can no longer be booked as an independent item.

4. Different recognition criterion of revenues (IAS18): revenues from limited transfer of rights were recognised when the transfer occurred and were not spread throughout the duration of the licence. This had a positive impact for EUR 1.2 million. Sales of advertising space against goods (and the relevant purchase cost of goods) were booked at the fair value of goods received, with a reversal effect of costs and revenues for EUR 11.7 million.

Personnel expenses

5. Share-based payments - Stock Options (IFRS2): the fair value of the rights attributed that will accrue at the end of the vesting period were spread *pro-rata temporis* from the year of grant to the end of the accrual period. In 2004 the accrual cost of the year was booked for EUR 4.6 million referring to the Stock Option Plans attributed in 2003 and 2004;

6. Employee benefits (IAS 19): the different accounting treatment of the employee benefits paid before 12 months increased costs by EUR 0.9 million; the difference with the provisions for employee termination indemnity according to statutory criteria of the quota accrued by the employee during the year (a quota which is known as the "*current service cost*"), based on recalculation using the actuarial employee termination benefit method, decreased costs

by EUR 2.7 million. It should be noted that, in accordance with the corridor method adopted, actuarial losses of EUR 7.5 million were not entered.

Operating costs

1. **Reclassifications (IAS1):** extraordinary costs were reclassified which could no longer be booked as independent items for EUR 3.3 million.
2. **Costs which cannot be capitalised (IAS 38):** multiyear costs paid in the year for EUR 1.2 million were not recorded in the income statement.
4. **Different recognition criterion of revenues (IAS 18):** the cost of goods corresponding to the related amount of revenues from advertising sales was adjusted for EUR 11.7 million.

Amortisation, depreciation and write-downs

2. **Costs which cannot be capitalised (IAS 38):** amortisation on multiyear costs which cannot be capitalised were reversed for EUR 2.5 million.

3. **Goodwill (IAS 36/38):** the final amortisation quota referring to Jumpy's goodwill and to differences arising from consolidation linked to Italian operations totalled EUR 5.5 million: the final amortisation quota referring to Telecinco's goodwill amounted to EUR 47.8 million.

7. **IAS 38:** minor amortisation and write-downs were recorded for EUR 0.9 million after the amount of rights originally booked at values including an implicit interest rate were recalculated.

Financial charges

6. **Employee benefits (IAS 19):** notional financial charges (or interest costs) were recognised based on the actuarial employee termination indemnity method of calculation for an amount of EUR 2.3 million.

7. **Discounting of payables and provisions for medium and long term risks (IAS 37/38):** financial charges and charges due to the adjustment of profits on exchange rates were recorded after discounting multiyear payables for EUR 1.1 million; the discounting of provisions for risks with estimated expiry after the end of the fiscal year produced financial charges for EUR 1.4 million.

9. **Other:** the profits generated by the sale and purchase of own shares were reversed since they can no longer be booked in the income statement, but in shareholders' equity and liabilities.

Balance sheet at December 31st, 2004

Here follows the reconciliation of the Balance Sheet at December 31st, 2004, after adjustments made at the date of transition and adjustments made to the income statement of the year, as already commented.

Balance sheet at December 31st, 2004 EUR million	According to Italian standards	Reclassifications	IAS/IFRS adjustments	Effects of transition to IAS/IFRS	IAS/IFRS
Tangible fixed assets	332.5	9.5	-0.2	9.3	341.9
Television rights	1,985.6	16.5	-5.6	10.9	1,996.5
Goodwill and differences arising from consolidation	343.1	-	53.3	53.3	396.4
Other intangible fixed assets	309.6	-26.0	-3.6	-29.6	280.0
Equity investments	28.6	-	1.8	1.8	30.3
Other financial assets	218.7	-	-	-	218.7
Deferred tax assets	171.8	65.6	19.8	85.4	257.2
NON CURRENT ASSETS	**3,389.9**	**65.6**	**65.5**	**131.1**	**3,521.0**
Non current assets available for sale	-	-	-	-	-
Stocks	26.9	-	0.4	0.4	27.3
Trade receivables	915.7	-	-1.3	-1.3	914.4
Other receivables and current assets	217.0	-3.1	-	-3.1	213.9
Current financial assets	86.7	-17.4	-0.4	-17.7	68.9
Cash and cash equivalents	293.7	-	-	-	293.7
CURRENT ASSETS	**1,540.0**	**-20.5**	**-1.3**	**-21.8**	**1,518.2**
TOTAL ASSETS	**4,929.9**	**45.1**	**64.2**	**109.3**	**5,039.2**
Share capital	614.2	-	-	-	614.2
Share premium reserve	739.7				739.7
Other reserves	119.8	-	0.8	0.8	120.6
Own shares	-	-17.3	-	-17.3	-17.3
Results for previous years	846.8	-	-	-	846.8
Profit / (loss) carried forward	-	-	16.7	16.7	16.7
Profit for the year	500.2	-	49.4	49.4	549.6
Group Shareholders' equity	**2,820.7**	**-17.3**	**66.9**	**49.6**	**2,870.3**
Shareholders' equity attributable to minority interests	224.5	-	6.6	6.6	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,045.2**	**-17.3**	**73.5**	**56.2**	**3,101.4**
Employee Termination Indemnity	113.9	-	-5.5	-5.5	108.4
Deferred tax liabilities	-	62.5	10.3	72.8	72.8
Financial liabilities and payables	248.2	-	-0.3	-0.3	247.8
Provisions for current risks and charges	76.3	-	-0.4	-0.4	75.9
NON CURRENT LIABILITIES	**438.3**	**62.5**	**4.1**	**66.6**	**504.9**
Non current liabilities available for sale	-	-	-	-	-
Financial payables	159.6	-	-	-	159.6
Due to suppliers	911.0	-	-2.7	-2.7	908.2
Provisions for risks and charges	99.0	-	-8.9	-8.9	90.0
Other financial liabilities	0.4	-	-	-	0.4
Other current liabilities	276.4	-	-1.8	-1.8	274.7
CURRENT LIABILITIES	**1,446.3**	-	**-13.4**	**-13.4**	**1,432.9**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**4,929.9**	**45.1**	**64.2**	**109.4**	**5,039.2**

In the table below, a detail of adjustments is set out:

Balance sheet at December 31st, 2004 *EUR million*	According to Italian standards	1 Reclass.	2 IAS 38 Intangible assets	2.1 IAS 36/38 Goodwill	3 IAS 16 Buildings, plants and machinery	4 IAS 18 Revenues	5 IFRS 2 Stock Options	6 IAS 19 Employee benefits	7 IAS 37/38 ι/l term payable Prov. Risks	8 IAS 20 Government grants	9 Other	Effects of transition to IAS/IFRS	IAS/IFRS
Tangible fixed assets	332.5	9.5	-0.2		0.0							9.3	341.9
Television righrs	1,985.6	16.5	6.0						-11.5			10.9	1,996.5
Goodwill and differences arising from consolidation	343.1			53.3								53.3	396.4
Other intangible fixed assets	309.6	-26.0	-3.0							0.1	-0.7	-29.6	280.0
Equity investments	28.6										1.8	1.8	30.3
Other financial assets	218.7											-	218.7
Deferred tax assets	171.8	65.6	0.6		1.2			2.3	1.1	0.5	14.2	85.4	257.2
NON CURRENT ASSETS	**3,389.9**	**65.6**	**3.3**	**53.3**	**1.2**	**-**	**-**	**2.3**	**-10.5**	**0.6**	**15.3**	**131.1**	**3,521.0**
Non current assets available for sale	-											-	-
Stocks	26.9										0.4	0.4	27.3
Trade receivables	915.7										-1.3	-1.3	914.4
Other receivables and current assets	217.0	-3.1										-3.1	213.9
Current financial assets	86.7	-17.4									-0.4	-17.7	68.9
Cash and cash equivalents	293.7											-	293.7
CURRENT ASSETS	**1,540.0**	**-20.5**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-1.3**	**-21.8**	**1,518.1**
TOTAL ASSETS	**4,929.9**	**45.1**	**3.3**	**53.3**	**1.2**	**-**	**-**	**2.3**	**-10.5**	**0.6**	**14.0**	**109.3**	**5,039.2**
Share capital	614.2											-	614.2
Share premium reserve	739.7											-	739.7
Other reserves	119.8				0.7		7.4			-8.9	1.6	0.8	120.6
Own shares	-	-17.4									0.1	-17.3	-17.3
Results for previous years	846.8											-	846.8
Profit / (loss) carried forward	-		-3.5		-0.9	5.3	-2.9	-1.9	-0.7	8.1	13.3	16.7	16.7
Result for the year	500.2		0.4	52.8	0.3	0.8	-4.5	1.2	-1.0	0.2	-0.7	49.4	549.6
Group Shareholders' equity	**2,820.7**	**-17.4**	**-3.1**	**52.8**	**0.1**	**6.1**	**0.0**	**-0.7**	**-1.8**	**-0.6**	**14.2**	**49.6**	**2,870.3**
Shareholders' equity attributable to minority interests	224.5										6.6	6.6	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,045.2**	**-17.4**	**-3.1**	**52.8**	**0.1**	**6.1**	**0.0**	**-0.7**	**-1.8**	**-0.6**	**20.8**	**56.2**	**3,101.4**
Employee Termination Indemnity	113.9							-5.5				-5.5	108.4
Deferred tax liabilities	-	62.5	0.5	0.5	1.1	3.6	0.0	1.9	0.1		2.6	72.8	72.8
Financial liabilities and payables	248.2										-0.3	-0.3	247.8
Provisions for current risks and charges	76.3						-0.0		-0.3			-0.4	75.9
NON CURRENT LIABILITIES	**438.3**	**62.5**	**0.5**	**0.5**	**1.1**	**3.6**	**-0.0**	**-3.6**	**-0.2**	**-**	**2.3**	**66.6**	**504.8**
Non current liabilities available for sale	-											-	-
Financial payables	159.6											-	159.6
Due to suppliers	911.0		6.0						-8.6		-0.1	-2.7	908.2
Provisions for risks and charges	99.0										-8.9	-8.9	90.0
Other financial liabilities	0.4											-	0.4
Other current liabilities	276.4					-9.6		6.6	-0.0	1.2		-1.9	274.7
CURRENT LIABILITIES	**1,446.3**	**-**	**6.0**	**-**	**-**	**-9.6**	**-**	**6.6**	**-8.6**	**1.2**	**-9.0**	**-13.5**	**1,432.8**
TOTAL SHAR. EQUITY & LIABILITIES	**4,929.9**	**45.1**	**3.3**	**53.3**	**1.2**	**-**	**-0.0**	**2.3**	**-10.5**	**0.6**	**14.0**	**109.3**	**5,039.2**

The table below shows a summary of the changes occurred in 2004 consolidated shareholders' equity and liabilities, referring by number and type to the adjustments already shown in the table above:

Reconciliation table of Group Shareholders' equity at December 31st, 2004	Italy	Spain	Consolidation eliminations/ adjustments	**Group**
Shareholders' equity as per It. standards	**2,862.1**	**464.0**	**-505.4**	**2,820.7**
1. Reclassifications	-17.3	-0.1	0.1	-17.4
2. Intangible assets	-3.2	0.0		-3.1
2.1 Goodwill	5.0		47.8	52.8
3. Tangible assets	0.1	0.0		0.1
4. Different criterion for revenue recognition	6.1	0.0		6.1
5. Stock Options	0.0	0.0		0.0
6. Employee benefits	-0.7	0.0		-0.7
7. Discounting of payables and provisions for medium-long term risks	-1.8	0.0		-1.8
8. Government grants	-0.6	0.0		-0.6
9. Other	7.1	13.7	-6.6	14.2
Total IAS/IFRS adjustments	**-5.2**	**13.6**	**41.3**	**49.6**
Shareholders' equity as per IAS/IFRS	**2,856.9**	**477.7**	**-464.1**	**2,870.3**

Reconciliation tables of the income statement and net profit in the first quarter of 2004

Here follows a reclassification of IFRS in the different items of the income statement at March 31st, 2004 as well as the reconciliation of net profit at March 31st, 2004 with that deriving from the application of IFRS. The amounts presented were not submitted to auditing by Independent Auditors.

Income statement 2004 *EUR millions*	According to Italian standards	Reclassif.	IAS/IFRS adjustments	**Effects of transition to IAS/IFRS**	**IAS/IFRS**
Consolidated net revenues	**850.7**	**0.4**	**-2.9**	**-2.5**	**848.2**
Personnel expenses	-97.6	0.7	-2.5	-1.8	-99.4
Operating costs	-258.4	-1.9	2.3	0.4	-258.1
Operating costs	**-355.9**	**-1.3**	**-0.2**	**-1.4**	**-357.5**
EBITDA	**494.8**	**-0.9**	**-3.1**	**-4.0**	**490.7**
Amortisation, depreciation and write-downs	-209.8	0.6	2.3	2.9	-206.9
EBIT before Telecinco goodwill amortisation	**285.0**	**-0.3**	**-0.8**	**-1.1**	**283.9**
Amort. of differences arising from Telecinco consolidation	-10.8		10.8	10.8	-
EBIT	**274.2**	**-0.3**	**10.0**	**9.7**	**283.9**
Financial income / (losses)	2.7	-0.2	-1.0	-1.2	1.4
Income / (expenses) from equity investments	-2.3	-	0.3	0.3	-2.0
Extraordinary income / (charges)	-0.5	0.5	-	0.5	-0.0
Profit before taxation	**274.1**	**-**	**9.3**	**9.3**	**283.3**
Income taxes	-107.3	-	0.4	0.4	-106.9
Net profit from ongoing operations	**166.8**	**-**	**9.7**	**9.7**	**176.4**
Net profit from discontinuous operations				-	
Net profit	**166.8**	**-**	**9.7**	**9.7**	**176.4**
Loss/ (profit) pertaining to minority interests	-19.6	-	0.1	0.1	-19.5
Net profit pertaining to the Mediaset Group	**147.2**	**-**	**9.7**	**9.7**	**156.9**

The table below is a summary of the changes in the consolidated net result of the period and highlights the main adjustments made by geographical area:

Reconciliation table of net profit in the first quarter of 2004	Italy	Spain	Consolidation eliminations / adjustments	**Group**
Net profit as per Italian standards	**136.7**	**40.8**	**-30.3**	**147.2**
1. Reclassifications	0.0			0.0
2. Costs that cannot be capitalised	0.6			0.6
3 Goodwill	1.6		10.8	12.4
4. Criterion of revenue recognition	-0.6			-0.6
5. Share-based payments - Stock Options	-1.2			-1.2
6. Employee benefits	-1.8			-1.8
7. Discounting of payables and provisions	0.1			0.1
for medium - long term risks				0.0
8. Other	0.3	-0.1	0.0	0.2
Total IAS/IFRS adjustments	**-1.0**	**-0.1**	**10.8**	**9.7**
Net profit as per IAS/IFRS	**135.7**	**40.7**	**-19.5**	**156.9**

Adoption of IAS 32 and 39: Reconciliation of the balance sheet at January 1st, 2005

As allowed by IFRS 1, section 36, the Mediaset Group does not present the comparative Balance Sheet and Income Statement in accordance with IAS 32 and 39.

These accounting standards are enforced starting from January 1st, 2005.

In the table below, the effects on consolidated balance sheet at January 1st, 2005 referring to the enforcement of IAS 32 and 39 are set out.

Balance sheet at January 1st, 2005 *EUR millions*	IAS/IFRS reopening balances	Reclass.	Adjustments	Effects due to the adoption of IAS 32/39	IAS/IFRS including IAS 32/39
Tangible fixed assets	341.9			-	341.9
Television rights	1,996.5			-	1,996.5
Goodwill and differences arising from consolidation	396.4			-	396.4
Other intangible fixed assets	280.0			-	280.0
Equity investments	30.3			-	30.3
Other financial assets	218.7		-0.8	-0.8	217.9
Deferred tax assets	257.2		3.2	3.2	260.4
NON CURRENT ASSETS	**3,521.0**	**-**	**2.4**	**2.4**	**3,523.4**
Non current assets available for sale	**-**			**-**	**-**
Stocks	27.3			-	27.3
Trade receivables	914.4			-	914.4
Other receivables and current assets	213.9		-1.6	-1.6	212.3
Current financial assets	68.9		4.5	4.5	73.4
Cash and cash equivalents	293.7			-	293.7
CURRENT ASSETS	**1,518.2**	**-**	**2.9**	**2.9**	**1,521.1**
TOTAL ASSETS	**5,039.2**	**-**	**5.4**	**5.4**	**5,044.6**
Share capital	614.2			-	614.2
Share premium reserve	739.7			-	739.7
Other reserves	120.6			-	120.6
Own shares	-17.3			-	-17.3
Valuation reserve			-0.7	-0.7	-0.7
Hedge derivatives valuation reserve			-6.1	-6.1	-6.1
Results for previous years	863.5			-	863.5
Profit / (loss) carried forward	549.6		3.0	3.0	552.7
Profit for the year				-	-
Group Shareholders' equity	**2,870.3**	**-**	**-3.7**	**-3.7**	**2,866.6**
Shareholders' equity attributable to minority interests	231.1			-	231.1
TOTAL SHAREHOLDERS' EQUITY	**3,101.4**	**-**	**-3.7**	**-3.7**	**3,097.7**
Employee Termination Indemnity	108.4			-	108.4
Deferred tax liabilities	72.8		1.6	1.6	74.4
Financial liabilities and payables	247.8		-0.6	-0.6	247.2
Provisions for current risks and charges	75.9			-	75.9
NON CURRENT LIABILITIES	**504.9**	**-**	**1.0**	**1.0**	**505.9**
Non current liabilities available for sale	**-**			**-**	**-**
Financial payables	159.6			-	159.6
Due to suppliers	908.2			-	908.2
Provisions for risks and charges	90.0			-	90.0
Other financial liabilities	0.4	14.0	15.3	29.3	29.6
Other current liabilities	274.7	-14.0	-7.1	-21.1	253.6
CURRENT LIABILITIES	**1,432.9**	**-**	**8.2**	**8.2**	**1,441.0**
TOTAL SHAR. EQUITY & LIABILITIES	**5,039.2**	**-**	**5.4**	**5.4**	**5,044.6**

The table below and the subsequent explanatory notes make a summary of the main effects deriving from the enforcement of IAS 32 and 39 on the items of the shareholders' equity and liabilities of the Group at January 1st, 2005:

Shareholders' equity and liabilities 1.1.2005	**2,870.3**
1. Hedge reserve for derivatives valuation	-6.1
2. Revaluation reserve for financial assets	-0.7
available for sale	0.0
3. Result carried forward from financial assets revaluation	3.1
4. Other adjustments to result carried forward	-0.1
Total adjustment due to the adoption of IAS 32/39	**-3.7**
Adjusted shar. equity & liabilites 1.1.2005	**2,866.6**

1. Creation of a *hedge reserve for derivatives valuation* for minus EUR 6.1 million that, net of tax effects, includes the valuation at fair value of the derivatives existing on January 1st, 2005 for which Mediaset adopted a *hedge accounting* method according to the cash flow hedge system, by quantifying and certifying its hedge relation and effectiveness. More specifically, EUR 4.2 million referred to the interest rate swap to hedge the rate risk deriving from the variable rate 5-year loan of EUR 300 million held by Mediaset, whereas EUR 1.9 million referred to the balance sheet item due to the "effective" portion of existing derivatives at January 1st, 2005 to hedge forecast transactions for the purchase of television rights denominated in non-EMU currencies. This reserve will be adjusted based on the asset value the next time this will be booked in the financial statements.
2. Creation of a revaluation reserve for minus EUR 0.7 million that includes the decreased value of assets and financial investments classified as available for sale for which IAS 39 makes it possible to record both negative and positive changes, in case the fair value of these changes can be reliably calculated.
3. Net profits carried forward for EUR 3 million as a result of the revaluation of financial assets and derivatives on securities and own shares held for negotiation purposes and for covering Stock Option Plans that, in the financial statements drafted according to Italian accounting standards, were booked at the lower value between cost and market value.
4. Minus EUR 0.1 million results from a different criterion for recording financial charges for medium term loans, whose amount was recalculated based on the actual interest rate method (amortised cost).

In the opening balance sheet at January 1st, 2005, reclassifications were also made for overall EUR 14 million in liabilities connected with hedge derivatives whose amount calculated on an accruals basis according to previous standards was reclassified in financial liabilities.

The overall impact on the items included in ***consolidated net financial position*** amounted to minus EUR 7.4 million, mainly as a consequence of the financial liabilities linked to the valuation of fair value of the *interest rate swap*.

Exemption from the presentation of comparative figures according to IAS 32 and 39

As already said, the Mediaset Group decided to take advantage of the option to present figures and information about the financial instruments which come under IAS 32 and 39 based on the consolidated balance sheet at January 1st, 2005.

Therefore, the figures and comparative information referring to financial instruments which are presented in the consolidated balance sheets at January 1st, 2004 and December 31st, 2004 as well as in the consolidated income statement for the year closed at December 31st, 2004, were drafted in accordance with Italian accounting standards, as explained below:

- The financial instruments used for hedging exchange rate risk referring to the assets and liabilities denominated in non-EMU currencies were valued consistently with assets and liabilities covered and booked recognising income and charges in the income statement on an accrual basis.

  For the valuation of the forward contracts at the end of the period reference was made to that established by accounting standard no. 26 and to the CONSOB communication no. DAC/28731 of April 14th, 2000.

  The interest differences to be received or paid on rate swap interests and equity swaps were recorded in the income statement on an accrual basis throughout the duration of the hedging period.

  The interest differences accrued and not paid at the end of the year were reclassified in current assets and liabilities.

  Derivative contracts to hedge exchange rate risks were valued at the exchange rate at the closing date of the year or at fair value, according to the type of derivative product. With respect to options, premiums paid were recorded among current assets and liabilities.

  Profits and losses were classified in line with the assets, liabilities and commitments they referred to.

  With respect to equity swaps, at the end of the period the underlying amount was valued; if the valuation generates losses, these are prudently recorded in the income statement.

- Equity investment in "Other companies" were valued at cost. The value recorded in the financial statements was based on purchase price or subscription price or on the value of granted assets and it was increased by the amount of ancillary charges that could reasonably be attributed to the purchase or subscription price of the equity investment. Cost was reduced for long-term value losses when subsidiaries had losses and no profits were expected in the immediate future to cover those losses; the original value is restored in subsequent years, if the conditions that have caused depreciation no longer apply.

The application of IAS 32 and 39 to the items described above would have implied the extensive adoption of the fair value criterion in the comparative financial statements in order to assess financial assets and liabilities, thus admitting the possibility of revaluing whenever necessary the amounts recorded in the income statements or in the shareholders' equity reserve as a function of the destination decided by the company in the

classification of its assets portfolio as well as the recognition of derivatives at fair value among assets and liabilities.

The adoption of this accounting standard would have therefore implied both the adjustment of financial assets and liabilities, which are already recorded and generally booked at cost and on an accruals basis, and the recognition at fair value of assets and liabilities which were not recorded according to the previous standards.

ACCOUNTING STANDARDS AND VALUATION CRITERIA

The criteria used in preparing the Report on Operations in the first quarter of 2005 are detailed below. These criteria shall be applied also when drafting 2005 consolidated financial statements.

Consolidated financial statements are prepared in accordance with the IFRS issued by IASB and approved by the European Union on January 1st, 2005. By IFRS we also intend all the reviewed international accounting standards ("IAS"), all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), which was previously known as Standing Interpretations Committee ("SIC").

These criteria may not correspond to that established by the IFRS enforced on December 31st, 2005 due to the future orientations of the European Commission with regard to the homologation of international accounting standards or the issuing of new standards or interpretations thereof by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretation Committee (IFRIC).

The items of the financial statements, considering their amounts, are denominated in EUR millions.

Accounting standards and consolidation area

Consolidated financial statements include the financial statements of Mediaset S.p.A. and of the Italian and foreign companies on which Mediaset S.p.A. has direct or indirect control.

Assets and liabilities, income and charges of the companies consolidated on a line-by-line basis are completely recorded in consolidated financial statements; the book value of equity investments is eliminated with respect to the corresponding portion of shareholders' equity in subsidiary companies by attributing to each item of assets and liabilities their current value at the date of acquisition of control. The residual difference, if positive, is recorded in the item of non current assets "Goodwill and differences arising from consolidation", and, if negative, is attributed to the income statement.

Valuation criteria

The most significant criteria used in preparing the consolidated financial statements are detailed below.

Non current assets

Tangible fixed assets

Tangible fixed assets are recorded at acquisition, production or transfer cost. Cost includes ancillary charges and the direct costs that are necessary to make the asset available for use. Fixed assets are systematically depreciated in each accounting period at constant depreciation rates which are determined in relation to the remaining potential use of the assets.

For newly acquired assets, the depreciation rates used are:

- Buildings	2% -3%
- Plant and machinery	10%- 20%

- Light construction and equipment 5% - 16%
- Office furniture and equipment 8% - 20%
- Motor vehicles 10% - 25%

The recoverability of their value is calculated based on the criteria established by IAS 36, which are detailed in the section "Value loss of assets".

Ordinary maintenance costs are charged in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Costs that can be capitalised for improvements to leased assets are attributed to the relevant asset classes and are depreciated at the lower value between the residual life of the leasing agreement and the residual useful life of the asset improved.

Should the items of complex tangible fixed assets be characterised by different useful lives, they are recorded separately in order to be depreciated consistently with their duration ("*component approach*").

More specifically, according to this approach, the value of the land and that of the buildings constructed on the land are separated and only buildings are depreciated.

The assets acquired as a result of financial leasing contracts are booked in the item tangible fixed assets and a financial payable for the same amount is recorded in liabilities. The payable is progressively reduced according to the reimbursement plan of capital quotas included in the leases envisaged by the contracts, while the value of the asset recorded in fixed assets is depreciated on a straight-line basis according to the economic – technical life of the asset.

Intangible fixed assets

Intangible assets are assets which have no identifiable physical tangibility, controlled by the company and able to produce future economic benefits. They also include goodwill when it is acquired against payment.

They are recorded at purchase or production cost, including ancillary charges according to the criteria already mentioned for tangible fixed assets.

In case of intangible fixed assets purchased for which availability for use and relevant payments are deferred beyond normal terms, the purchase value and the relevant liabilities are discounted by recording the implicit financial charges in their original price.

Assets with a defined useful life are systematically amortised from the moment when the asset is available for use throughout the period of its estimated utility; the recoverability of their value is assessed according to the criteria established in IAS 36 and presented in the section below.

The same criterion is also used for multiyear licences referring to ***television rights*** which are amortised on a straight-line basis, unless another criterion can be used that can reasonably and reliably reflect the relationship between costs, audience share and advertising sales.

More specifically, the library of television rights available for broadcasting on several networks is usually amortised on a straight-line basis and the calculation is based on the contract duration and, in any case, for a period no longer than 120 months. This method reflects greater opportunities to exploit television rights, partly considering the difficulties deriving from identifying objective relations between advertising sales and the amortisation of television rights.

Independently of the already booked amortisation, when rights are contractually exhausted, their residual value is entirely expensed.

Deviating from the general criterion of amortisation on a straight-line basis, the rights referring to sports, news and entertainment programmes are almost entirely amortised (90%) in the effective year of the right and the residual quota is attributed to costs in the following year: rights referring to long series drama are amortised by 70% in the first 12 months from their availability and by the remaining 30% in the following months.

As to the library of television rights available for broadcasting on a single network, the amortisation criterion used is usually decreasing and related to the number of broadcasts contractually still available and to their actual broadcasts.

The rights acquired during 2004 for pay per view services in digital terrestrial television are amortised 100% when the event is broadcast.

Development costs can be capitalised on condition that they can be reliably calculated and that evidence is provided that the asset is able to produce future economic benefits.

Goodwill, differences arising from consolidation and assets with indefinite useful life are not subject to systematic amortisation; they are rather submitted each year to an impairment test at the level of the cash generating unit to which the corporate management attributes the goodwill. Write-downs, if any, are not subject to subsequent value recoveries.

Value loss of assets

IAS/IFRS international standards require to assess value losses (“*impairments*”) in tangible and intangible fixed assets when indicators are present that suggest that this problem may exist. With respect to goodwill, intangible assets with indefinite useful life and assets not available for use, this valuation must be performed at least on a yearly basis.

The recoverability of the amounts recorded is assessed by comparing the book value in the financial statements and the higher value between the net selling price (if an active market exists) and the usage value of the asset.

The usage value is defined based on the discounting of expected cash flows from the use of the asset (or from an aggregation of assets – the so-called *cash generating units)* and its disposal at the end of its useful life. Cash generating units have been identified consistently with the organisational and business structure of the Group, as homogenous aggregations that generate independent incoming cash flows deriving from the constant use of the assets that can be attributed to them.

Equity investments

As established by IAS 31, equity investments in joint ventures are recorded using the equity method. The equity method is also used for related equity investments. The risk deriving from losses exceeding the shareholders’ equity has been taken into consideration by creating special provisions for risks since the parent company is bound by legal or implicit obligations with respect to the subsidiary companies and, in any case, it is obliged to cover their losses.

The goodwill included in equity investments is subject to an impairment test carried out on an annual basis as specified above.

Non current financial assets

Other equity investments which are booked in non current assets in the item "*other financial assets*" are valued - as established by IAS 39 for financial assets "*available for sale*" - at fair value (or, in case, at cost when the fair value cannot be reliably determined), attributing valuation effects (until the asset is realised) to a special reserve in the shareholders' equity and liability.

In the event of depreciation for value losses, the cost is booked in the income statement; the original value is restored the following years, if the conditions that have determined the depreciation no longer apply.

The risk deriving from losses exceeding the shareholders' equity has been taken into consideration by creating special provisions for risks since the parent company is bound by legal or implicit obligations with respect to the subsidiary companies and, in any case, it is obliged to cover their losses.

Among financial assets available for sale, there are also financial investments not held for negotiation purposes, valued according to the already mentioned rules which apply to assets "*available for sale*" and the financial receivables for the quota that can be recovered after 12 months.

Current assets

Stocks

Stocks are booked at the lower of purchase cost and production cost, including ancillary charges (FIFO method) and the estimated realisable value that can be inferred by the market trend.

Receivables

Receivables are booked at their estimated realisable value; receivables denominated in non-EMU currencies are valued at the exchange rate applicable at the end of the period according to the European Central Bank.

Transfer of receivables: the recognition of receivables definitively transferred is ruled by the criteria established in IAS 39 for the *derecognition* of financial assets.

Current financial assets

Financial assets for negotiation purposes are booked at fair value with the allocation of their effect to the income statement in the item "Financial income / (charges)".

Investments to be held until they expire and multiyear receivables are valued at cost amortised according to a method based on the calculation of the actual interest rate.

Own shares

Own share are booked at cost and deducted from shareholders' equity. All the profits and losses deriving from negotiation of own shares are recorded in a special reserve in shareholders' equity and liabilities.

Employee benefits

Post-employment plans

In accordance with IAS 19, the employee termination indemnity can be classified as a "post-employment benefit", of the "defined benefit plan" kind, whose already accrued amount must be projected to estimate the amount to pay when terminating the work relationship and subsequently discounted using the "projected unit credit method", an actuarial method based on demographic and financial suppositions, to make a reasonable estimate of the amount of benefits that each employee has already accrued as a result of working.

According to the actuarial valuation, the item "personnel expenses" of the income statement includes the current service cost that is the amount of rights accrued during the year by employees and the item "financial income / (charges)" includes the interest cost which is the nominal charge that the company would bear by securing a market loan for an amount corresponding to the employee termination benefits.

Actuarial profits and losses that reflect the effects deriving from changes in the actuarial suppositions made are recorded pro-quota in the income statement for the remaining average working life of employees as long as the amount not recorded at the end of the year exceeds 10% of liabilities (the so-called corridor method).

Remuneration plans in the form of shareholdings

IFRS 2 classifies Stock Options as "share-based payments" and for the so-called "*equity-settled*" category it establishes that they should be booked at fair value of the stock option rights issued at their allocation date, that they should be considered as personnel expenses to be distributed throughout the vesting period and that a special reserve should be recorded in shareholders' equity and liabilities.

Payables

Payables are stated at face value; those in non-EMU currencies have been valued using the exchange rate at the end of the period, as determined by the European Central Bank.

Provisions for risks and charges

Provisions for risks and charges are costs or charges that have a specific nature, that are certain or probable and that at the closing date of the year present an uncertain amount or an uncertain date. They are exclusively allocated as a result of a current obligation or an obligation that follows past events, which can be of a legal or contractual type or derive from corporate declarations or conducts that determine expectations in the people involved (implicit obligations).

Provisions are recorded at a value representing the best estimate of the amount that the company would pay to extinguish that obligation; when they are significant and the payment dates can be reliably estimated, provisions are booked in the financial statements at current values with allocation of the charges deriving from the time passed to the item "Financial income / (charges)" of the income statement.

Non current financial liabilities

Liabilities are stated at amortised cost.

Revenue recognition

Revenues from sales and services are recognised when important risks and advantages deriving from ownership or service performance are actually transferred.

Mores specifically, the main revenues of the Group are recognised as follows:

- For advertising, at the time the advert or commercial appears; revenues from advertising sales against goods (and therefore the cost of goods) are adjusted in order to consider the estimated realisable value of goods;
- For goods, when they are shipped or delivered. If a right is rented or sub-licensed – also for limited exploitation periods that imply the transfer to the licensee of the control over operations – revenues are entirely recognised from the date when the right is transferred;
- Distributors' amounts deriving from the sale of prepaid cards that make it possible to watch programmes in pay per view are distributed according to the residual duration of the prepaid card sold. Similarly, also direct costs are distributed throughout this duration period.

Revenues are booked net of returns, discounts, bonuses and premiums, as well as net of directly connected taxes.

Income taxes

Current income taxes are recorded, for each individual company, based on an estimate of taxable income as calculated according to current tax rates and under existing legislation or substantially approved at the closing date of the period in each country, considering available exemptions and tax credits due.

Advanced and deferred taxes are calculated on the temporary difference between the value attributed to assets and liabilities in the financial statements and the corresponding value recognised for tax purposes, based on the tax rates applicable when temporary differences are cancelled. When the results are directly recognised in shareholders' equity and liabilities, current taxes, assets due to advanced taxes and liabilities due to deferred taxes are also recorded in shareholders' equity and liabilities.

Dividends

Dividends are booked in the accounting period in which their payout is decided.

Profit per share

Profit per share is calculated by referring the net profit of the Group to the average weighted number of shares circulating in the period. Diluted profit per share is obtained by considering the number of circulating shares and the potential diluting effect arising from the allocation of own shares to the beneficiaries of already matured Stock Option Plans, for which no share capital increase has been envisaged.

Derivative instruments

Derivative instruments are current financial assets and liabilities, booked at fair value. Booking methods vary according to whether or not they are considered as hedging instruments according to the requirements of IAS 39.

More specifically, Mediaset considers as hedge instruments that can activate *hedge accounting* the instruments that hedge currency exposures connected to commitments for future purchase of television rights denominated in foreign currency (*forecast transactions*) and the instruments that hedge exchange risk changes, for which formal documentation is available on both the relation between the derivative and the object being hedged and the high probability / effectiveness related to the event being hedged. These operations are therefore booked by activating a *cash flow hedge* system according to which the effective portion of the value change of the derivative activates a reserve in shareholders' equity and liabilities, that can be used to subsequently adjust – with respect to rights – the accounting value of the asset.

The changes in fair value of derivatives activated for financial hedging purposes that hedge the risk of fair value changes in the items recorded in the financial statements that do not meet the requirements to be considered as hedge are recorded in "financial income and/or charges" in the income statement.

For the Board of Directors
The Chairman

Deloitte.

Deloitte & Touche S.p.A.
Via Tortona, 25
20144 Milano
Italia

Tel: +39 02 83322111
Fax: +39 02 83322112
www.deloitte.it

AUDITOR'S REPORT ON THE IFRS RECONCILIATIONS, WITH DESCRIPTION OF THE EFFECTS OF THE TRANSITION TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

To the Board of Directors of
MEDIASET S.p.A.

1. We have audited the accompanying IFRS reconciliations (IFRS consolidated balance sheet as at January 1, 2004, and December 31, 2004, consolidated related income statement as at December 31, 2004 and consolidated balance sheet as at January 1, 2005 - hereinafter referred to as "IFRS reconciliations") and related notes of Mediaset Group explained in the "Transition to the International Accounting Standards (IAS/IFRS)" section of the report on operations in the first quarter of 2005. The source of these IFRS reconciliations are the consolidated financial statements of Mediaset S.p.A. as at December 31, 2004 prepared in accordance with the Auditing Standards recommended by CONSOB, the Italian Commission for listed Companies and the Stock Exchange, that we have audited and on which we issued our auditors' report on April 11, 2005. The IFRS reconciliations have been prepared as part of the company's conversion to International Financial Reporting Standards (IFRSs) adopted by the European Union. These "IFRS reconciliations" are the responsibility of the company's directors. Our responsibility is to express an opinion on these reconciliations based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliations are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS reconciliations. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the IFRS reconciliations. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the IFRS reconciliations, as identified in paragraph 1. above, have been prepared in all material respects in conformity with the criteria provided by art. 82 of Consob Regulation n. 11971 of May 14, 1999, adopted by Consob under Resolution n. 14990 of April 14, 2005.

4. We draw attention to the following fact:

   - as described in the note "Exemption from the presentation of comparative data according to IAS 32 and 39", the Mediaset Group decided to show the data and information regarding financial instruments that fall within the area of application of IAS 32 and IAS 39 by applying them only starting as from the consolidated balance sheet as at January 1, 2005. Therefore, in the consolidated balance sheets at January 1, 2004 and December 31, 2004 and in the consolidated income statement for the year ended December 31, 2004, data and information regarding financial instruments that fall within the area of application of IAS 32 and IAS 39 have been shown, in the attached reconciliation tables and the relevant notes, by applying previous accounting standards.

This fact is disclosed in the explanatory notes, together with the criteria adopted for drafting such information, and also the nature of the main adjustments which may be necessary to obtain information in line with IAS 32 and IAS 39;

- as described in the Note "Transition to International Accounting Standards (IAS/IFRS)", IFRS 1 reconciliation tables will represent published values for comparisons in the first full consolidated IFRS financial statements; these amounts may be subject to some necessary changes if certain international accounting principles are revised or changed before the financial statements above are published;

- in addition, as described in the Note "Transition to International Accounting Standards (IAS/IFRS)", since IFRS reconciliation tables have been prepared only for the purpose of the conversion project for the preparation of the first consolidated financial statements according to IFRS recommended by the European Union, these do not include comparative data and the necessary explanatory note that would be required to present fairly the financial position of Mediaset S.p.A. (the Mediaset Group) in accordance with IFRS.

DELOITTE & TOUCHE S.p.A.

Signed by
Patrizia Arienti
Partner

Milan, Italy
May 23, 2005

This report has been translated into the English language solely for the convenience of international readers.